UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the

Securities Exchange Act of 1934

RIGHT MANAGEMENT CONSULTANTS, INC.

(Name of Subject Company)

RIGHT MANAGEMENT CONSULTANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

766573109

(CUSIP Number of Class of Securities)

Richard J. Pinola

Chairman of the Board and

Chief Executive Officer

Right Management Consultants, Inc.

1818 Market Street

Philadelphia, Pennsylvania 19103

(215) 988-1588

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy To:

Barry M. Abelson, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Philadelphia, Pennsylvania 19103-2799

(215) 981-4000

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

Item 1. Subject Company Information.

The name of the subject company is Right Management Consultants, Inc., a Pennsylvania corporation (“Right”). The address of the principal executive office of Right is 1818 Market Street, Philadelphia, Pennsylvania 19103, and its telephone number is (215) 988-1588.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Schedule 14D-9” or “Statement”) relates is the common stock, $0.01 par value, of Right (the “Right Common Stock”). As of December 9, 2003, there were 22,824,409 shares of Right Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

The filing person of this Statement is the subject company, Right. The business address and telephone number of Right are as set forth in Item 1 above.

This Statement relates to an offer (the “Offer”) by Manpower Inc., a Wisconsin corporation (“Manpower”), through its wholly owned subsidiary, Hoosier Acquisition Corp., a Pennsylvania corporation (the “Purchaser”), that is disclosed in the Tender Offer Statement on Schedule TO of Manpower and Purchaser (“Schedule TO”), dated December 19, 2003. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2003, by and among Manpower, Purchaser and Right (the “Merger Agreement”). The terms and conditions upon which the Offer is made are set forth in Manpower’s preliminary prospectus, dated December 19, 2003 (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by Manpower with the Securities and Exchange Commission (“SEC”) on December 19, 2003 (“Registration Statement”), and in the related letter of transmittal.

Under the terms of the Offer, Manpower, through the Purchaser, is offering to exchange a fraction of a share of Manpower common stock, par value $0.01 per share (“Manpower Common Stock”) for each share of Right Common Stock that is validly tendered and not withdrawn. This fraction will be determined upon the first acceptance for exchange of shares of Right common stock pursuant to the offer (the “Appointment Time”), and will be based on the average of the average daily high and low sale price per share of Manpower common stock on the New York Stock Exchange for the ten trading days ending on and including the second trading day preceding the Appointment Time (the “Manpower Average Trading Price”). If the Manpower Average Trading Price is between $41.69 per share and $50.96 per share, Right’s shareholders will receive a fraction of a share of Manpower Common Stock equal to $18.75 divided by the Manpower Average Trading Price for each share of Right Common Stock validly tendered and not withdrawn. If the Manpower Average Trading Price is greater than $50.96 per share, Right’s shareholders will receive 0.3680 of a share of Manpower Common Stock for each share of Right Common Stock validly tendered and not withdrawn. If the Manpower Average Trading Price is less than $41.69 per share but equal to or greater than $37.80 per share, Right’s shareholders will receive 0.4497 of a share of Manpower Common Stock share for each share of Right Common Stock validly tendered and not withdrawn. If the Manpower Average Trading Price is less than $37.80 per share, Manpower has the option, but not the obligation, to issue a fraction of a share of Manpower Common Stock equal to $17.00 divided by the Manpower Average Trading Price for each share of Right Common Stock validly tendered and not withdrawn. If Manpower chooses not to exercise this option, Right has the right to terminate the Merger Agreement.

The Merger Agreement provides that, following the acquisition of Right Common Stock pursuant to the Offer, if the conditions to the Merger are satisfied, Purchaser will merge with and into Right, with Right continuing in existence as the surviving corporation (the “Merger”). The Merger will be completed in one of two ways. If Manpower acquires 80% or more of the Right Common Stock through the Offer, the Merger will occur promptly after the closing of the Offer, because under these circumstances the Merger will not require the approval of Right shareholders under Pennsylvania law. If Manpower acquires less than 80% of the Right Common Stock, Right will call and hold a special meeting of its shareholders to approve the Merger, and the Merger will occur promptly after the shareholders meeting.

At the effective time of the Merger, each outstanding share of Right Common Stock that was not tendered pursuant to the Offer and accepted by Manpower will be converted into the right to receive shares of Manpower Common Stock at the same exchange rate used in the Offer.

The Schedule TO states that the principal executive offices of Manpower and Purchaser are located at 5301 North Ironwood Road, Milwaukee, Wisconsin 53217.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between Right or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Prospectus in the section “The Transaction—Interests of Right’s Officers and Directors in the Transaction” which is incorporated herein by reference. Except as referred to herein or in the Information Statement prepared by Right attached as Annex A (the “Information Statement”), pursuant to Rule 14f-l of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the knowledge of Right, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Right or its affiliates and (1) Right, its executive officers, directors or affiliates or (2) Manpower, Purchaser, or their respective executive officers, directors or affiliates.

Interests of Certain Persons in the Offer and Merger

Information with respect to the interests of certain persons in the Offer and Merger, including directors and officers of Right, is included in the Prospectus in the sections “The Transaction—Interests of Right’s Officers and Directors in the Transaction” and “Terms of the Merger Agreement—Tender and Voting Agreement,” and is incorporated herein by reference.

The Merger Agreement

The summary of the material terms of the Merger Agreement described in the section “Terms of the Merger Agreement” in the Prospectus is incorporated herein by reference. The description is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as Exhibit 2.1 to the Registration Statement and is incorporated herein by reference.

Agreement Related to the Merger

A summary of the material terms of the Tender and Voting Agreement between Manpower and certain directors and officers of Right is located in the section “Terms of the Merger Agreement—Tender and Voting Agreement” in the Prospectus, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of that agreement, which has been filed as Exhibit 2.2 to the Registration Statement and is incorporated herein by reference.

Compensation Plans

Right’s 1993 Stock Option Plan and Directors’ Stock Option Plan will be assumed by Manpower after the Merger, and each option to purchase shares of Right Common Stock will be converted into a fully vested and immediately exercisable option to purchase a number of shares of Manpower Common Stock equal to the exchange rate of the Offer times the number of Right shares subject to the option rounded to the nearest whole share. The exercise price for each option will be equal to the aggregate exercise price for the Right shares subject to the option divided by the number of Manpower shares subject to the option after its conversion.

Employment and Change in Control Agreements

Descriptions of the existing and new employment agreements and change in control agreements Right has with certain of its executive officers are included in the Information Statement in the section “Employment and

Change in Control Agreements,” and the section “The Transaction—Interests of Right’s Officers and Directors in the Transaction” in the Prospectus, each of which is incorporated herein by reference. The descriptions are qualified in their entirety by reference to the complete text of each of the employment agreements and the forms of the change in control agreements, which have been filed as Exhibits to this Statement and are incorporated herein by reference.

Other Transactions with Executive Officers, Directors and Affiliates

A summary of certain agreements and transactions between Right and its affiliates is included in the Information Statement in the section “Certain Relationships and Related Transactions,” which is incorporated herein by reference.

Existing Indemnification; Directors’ and Officers’ Insurance

The by-laws of Right (the “By-laws”) provide that no director of Right will be personally liable for monetary damages for any action taken or failure to take action unless (i) the director has breached or failed to perform his or her fiduciary duties under Pennsylvania law and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation does not apply, however, to any responsibility or liability of a director under a criminal statute or for the payment of any taxes.

The By-laws provide that Right shall indemnify any present or former director or officer for all actions taken by him or her for all failures to take action, to the fullest extent permitted by Pennsylvania law, against all expense, liability and loss reasonably incurred or suffered by such director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether criminal, administrative or investigative. No indemnification is determined by a court to have constituted willful misconduct or recklessness. A director or officer also has the right to have expenses incurred in his or her defense paid by Right in advance, provided that the director or officer provides an undertaking to repay to Right all amounts so advanced without interest if it is ultimately determined that he or she is not entitled to indemnification by Right. Right’s board of directors may, at their discretion, provide similar indemnification to Right employees and other persons. The indemnification rights discussed above are not exclusive of any other rights that directors, officers, employees or agents of Right may have under any contract with Right, its articles of incorporation, the By-laws, Pennsylvania law or otherwise.

No repeal or amendment of the By-laws shall reduce the limitation of directors’ liability or limit the indemnification or the advancement of expenses unless adopted by either the unanimous vote of Right’s board of directors, or the affirmative vote of at least 75% of the shareholders entitled to vote in the election of directors, and in any case no repeal or amendment shall have any retroactive effect.

For six years after completion of the Merger, Manpower will cause Right, as the surviving corporation following the Merger, to maintain officers’ and directors’ liability insurance that provides coverage for events occurring at or prior to completion of the Merger covering Right’s current officers’ and directors’ that is no less favorable than such policy in effect on the date of the Merger Agreement, or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided that in satisfying its obligation with respect to the maintenance of insurance, Manpower will not be obligated to cause Right to pay annual premiums in excess of 200% of the last annual premium paid by Right prior to the date of the Merger Agreement, and if Right is unable to obtain the required insurance, it will obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

Item 4. The Solicitation or Recommendation.

At a meeting held on December 10, 2003, Right’s board of directors, based in part on the unanimous recommendation of the special committee of the board, unanimously voted to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Right. The Right board also authorized the senior officers of Right to finalize and execute the Merger Agreement on behalf of Right. The Right directors unanimously voted to recommend that the Right shareholders accept the Offer and tender their shares of Right common stock in the Offer. A letter to Right shareholders communicating the board’s recommendation accompanies these materials.

Background of the Offer

During the first half of 2003, the Right board of directors began discussing internally the strategic alternatives available to Right to enhance shareholder value. In early June 2003, Right began discussing these alternatives with UBS Securities LLC (“UBS”), an investment banking firm familiar with Right and the career transition and organizational consulting industry. These alternatives included a sale to a strategic buyer, a sale to a financial buyer or remaining as an independent public company. As part of its efforts to gauge and solicit interest in the business of Right, UBS arranged introductory meetings between Right and certain potential financial buyers at an investment conference.

These preliminary meetings and subsequent contacts resulted in five prospective financial buyers expressing interest in receiving additional materials regarding Right and in possibly pursuing additional discussions with Right. These parties, including an affiliate of Hellman & Friedman Capital Partners IV, L.P. (“Hellman & Friedman”), signed confidentiality agreements, and each party was provided limited due diligence materials by UBS. Three of these prospective financial buyers subsequently met with the management of Right. Around this time, UBS also contacted Manpower. However, Manpower declined to sign a confidentiality agreement at that time. Also during this time period, Richard J. Pinola, Chief Executive Officer of Right, met with a senior officer of a prospective strategic buyer that we refer to herein as the Third Party.

Between June 25 and 27, 2003, Mr. Pinola continued discussions with the senior officer of the Third Party and, on June 27, 2003, Right received a written, non-binding indication of interest from the Third Party to acquire Right for shares of the Third Party’s stock and cash valued at $16.00 per share. The Right board held a special meeting on June 30, 2003 to consider this indication of interest and to discuss Right’s strategic alternatives generally, and authorized management to retain UBS as Right’s exclusive financial advisor.

On July 1, 2003, Right and UBS executed an engagement letter pursuant to which Right appointed UBS to act as its exclusive financial advisor and capital markets advisor in connection with a potential sale of Right. Pursuant to the engagement letter, UBS agreed to provide financial advice and, if requested, to render an opinion with respect to the fairness of the consideration to be received by the Right shareholders in a sale transaction.

On July 8, 2003, the Third Party executed a confidentiality agreement with Right. Subsequently, on July 16 and 17, 2003, Mr. Pinola and John J. Gavin, President and Chief Operating Officer of Right, held meetings with officers of the Third Party. From July 25 to August 1, 2003, the Third Party conducted due diligence.

During July 2003, UBS also provided certain additional information to three prospective financial buyers. In addition, UBS contacted four prospective strategic buyers, including Manpower, and, at that time, none were interested in pursuing a transaction with Right.

On August 5 and 7, 2003, two financial buyers that had expressed interest in potentially pursuing a transaction with Right informed UBS that they would be unable to provide an offer in excess of $14.00 and $16.00 per Right share, respectively.

On August 7, 2003, UBS reviewed with a senior officer of the Third Party a range of issues in connection with a prospective transaction between it and Right. On that date, Right received a written non-binding indication of interest from the Third Party for $16.00 per Right share in Third Party stock in a tax-free reorganization.

During August and the first half of September, Hellman & Friedman continued its due diligence review of Right and met with certain members of the management of Right.

After continued due diligence by the Third Party, on September 3, 2003, Right received a non-binding written indication of interest from the Third Party for $17.50 per Right share payable in shares of the Third Party’s stock.

On September 4, 2003, the Right board reviewed by conference call the status of this indication of interest in acquiring Right.

On September 12, 2003, senior officers of Right met with senior officers of the Third Party.

On September 17, 2003, Right received a revised proposal from the Third Party to acquire Right for $17.50 either in stock of the Third Party or cash at the election of the buyer. This proposal was subject to the condition that the Third Party obtain agreements in principle with respect to employment arrangements with key Right executives. On that date, the Right board reviewed this latest revised proposal by conference call.

After continued due diligence, on September 22, 2003, Hellman & Friedman, through a company formed by it together with most of the senior officers of Right, submitted a written proposal to acquire Right for $17.00 per share in cash, to be funded with equity and committed debt financing. The Hellman & Friedman offer contained an expiration date of October 17, 2003. In connection with its offer, Hellman & Friedman entered into an agreement with most senior officers of Right that contained a provision which stated that, among other things, such officers would agree not to negotiate or enter into any employment arrangement with any other person while the agreement was effective.

On September 23, 2003, the Right board held a regularly scheduled meeting, and invited representatives of UBS and of Pepper Hamilton LLP, Right’s legal counsel (“Pepper Hamilton”), to attend. During the meeting, representatives of UBS discussed the process that had been conducted to date, and background information on Hellman & Friedman and the Third Party. UBS also compared the proposals from each party and representatives of Pepper Hamilton reviewed with the directors their fiduciary duties under Pennsylvania law. Because the proposal from Hellman & Friedman involved Right officers, the Right board determined to establish a special committee of independent directors, and appointed Catherine Y. Selleck, Rebecca J. Maddox and Oliver S. Franklin to the special committee. The Right board authorized the special committee to, among other things, review and evaluate the strategic alternatives available to Right, negotiate the terms and conditions of a sale, retain counsel and other advisors at Right’s expense and make a recommendation to the full Right board.

On September 23, 2003, Right issued a press release announcing its receipt of the Hellman & Friedman offer, as well as an acquisition proposal from the unidentified Third Party.

On September 24, 2003, the special committee received a letter from the Third Party indicating, with respect to its September 17, 2003 proposal letter to the Right board, that it was willing to be flexible with respect to the condition of employment of some of the officers of Right in light of the involvement of certain officers of Right in the Hellman & Friedman proposal.

On September 25, 2003, Hellman & Friedman and the members of its group filed a Schedule 13D with the Securities and Exchange Commission.

Shortly thereafter, the special committee retained Ballard Spahr Andrews & Ingersoll LLP (“Ballard Spahr”) as its independent legal advisor.

At a meeting held on October 2, 2003, the special committee determined that, because UBS already had an in-depth understanding of Right and its business, because it had already performed a substantial amount of research of the industry and had already conducted a thorough market check of prospective buyers, UBS should be engaged as lead financial advisor to the special committee. The special committee further determined that, because of the prior UBS engagement by Right, it was advisable to retain a second financial advisor to deliver a fairness opinion and, if requested, to provide other services. The special committee directed UBS to update its market check, including contacting parties it had contacted previously that either had not expressed interest or had expressed interest at a price that was not favorable to Right at the time and contacting additional parties that UBS had not previously contacted in July and August.

On October 9, 2003, the special committee, Pepper Hamilton, Ballard Spahr and UBS met with Hellman & Friedman representatives regarding the Hellman & Friedman proposal.

On October 9, 2003, after a discussion of the qualifications and independence of various candidates to serve as the second financial advisor, the special committee determined to engage J.P. Morgan Securities Inc. (“JPMorgan”) to render a fairness opinion and, if requested, to provide additional financial advisory services. This engagement was memorialized in a letter agreement dated October 27, 2003.

On October 16, 2003, the day prior to the stated expiration of the Hellman & Friedman offer, the special committee requested and received an extension of the Hellman & Friedman offer until October 31, 2003. Right issued a press release announcing the extension of the Hellman & Friedman offer, and the special committee provided an update of certain of its activities to the full Right board in a conference call on that date.

On October 16, 2003, Mr. Pinola met with Mr. Jeffrey Joerres, Chief Executive Officer of Manpower, to explore strategic alternatives.

On October 17, 2003, the special committee and UBS entered into an amendment to the earlier July 1, 2003 engagement letter, making the special committee the recipient of UBS’s services and modifying the terms of certain fees payable thereunder.

On October 20, 2003, the special committee, Pepper Hamilton, Ballard Spahr and UBS met with officers of the Third Party and its legal and financial advisors regarding its offer.

On October 22, 2003, the special committee met with another representative of the Third Party, and also met with UBS to discuss the status of UBS’s discussions with Hellman & Friedman and the Third Party as well as the results of UBS’s contacts in its updated market check process. UBS requested that Hellman & Friedman and the Third Party submit their revised offers to the special committee by October 29, 2003, which it later extended to October 30, 2003.

On October 23, 2003, the Right board held a meeting at which the special committee provided the full board with an update on certain of its activities in connection with soliciting and evaluating offers.

In the course of conducting its updated market check process, one of the firms that UBS contacted again was Manpower. At this time, with Hellman & Friedman’s approval, Mr. Pinola met with Manpower to determine Manpower’s interest in pursuing a transaction with Right, either alone or in participation with Hellman & Friedman. On October 24, 2003, Manpower orally expressed its interest to the special committee in pursuing a transaction with Right and indicated that it could pay in excess of $17.00 per share. On October 27, 2003, Manpower executed a confidentiality agreement with Right, and the special committee met that day to discuss Manpower’s expression of interest. UBS provided some initial information regarding Right to Manpower.

On October 30, 2003, Right received a letter from the Third Party in which it changed the form of the $17.50 per share consideration payable in its offer to all cash.

On October 31, 2003, the special committee met with UBS. The Hellman & Friedman offer expired that day, as did the agreement with the senior officers of Right that required them not to negotiate any employment with any other person and the offer was not revived. The special committee directed UBS to continue its negotiations with Hellman & Friedman and the Third Party, and to continue to solicit interest from other prospects. The special committee provided an update of certain of its activities to the full Right board in a conference call on that date. Right subsequently issued a press release announcing the expiration of the Hellman & Friedman offer.

On October 31, 2003, Mr. Pinola met with Mr. Joerres and continued to discuss strategic alternatives and they were joined during that meeting by a representative of Hellman & Friedman.

On November 2, 2003 and November 3, 2003, the special committee met with UBS to discuss various issues in connection with the proposal from the Third Party.

On November 3, 2003 orally and on November 4, 2003 by letter, the Third Party increased its offer to $18.25 per Right share, subject to the condition that the Third Party enter into employment arrangements with certain senior officers of Right.

On November 3, 2003, Hellman & Friedman sent a letter to Right reaffirming its interest in pursuing a transaction. During the balance of November, UBS continued to have discussions with Hellman & Friedman and its financial advisor.

On November 5, 2003, the special committee, Pepper Hamilton, Ballard Spahr and UBS met with senior officers of the Third Party regarding its offer. On that date, representatives of the Third Party met with some of the senior officers of Right.

On November 6, 2003, senior management of Right met with Manpower’s senior management and reviewed Right’s business, financial condition, results of operations, prospects and strategy.

On November 10, 2003, Manpower submitted a written, non-binding indication of interest to acquire Right for consideration in the range of $18.50 to $19.00 per share payable in Manpower stock, subject to completion of its due diligence review, entering into employment agreements with key Right officers and various other conditions. Manpower commenced its due diligence activities that day.

From November 12, 2003 to November 14, 2003, Manpower, its legal advisors, Godfrey & Kahn, S.C., and its financial advisor, Robert W. Baird & Co. Incorporated, and other advisors conducted due diligence and held meetings with senior officers of Right.

On November 14, 2003, the special committee held a meeting to discuss the status of discussions with Manpower and the Third Party. The special committee provided an update of certain of its activities to the full Right board in a conference call on that date.

On November 18, 2003, the special committee received a letter from the Third Party informing the special committee that it was decreasing the value of its offer to $17.90 per Right share.

On November 19, 2003, Manpower submitted a written, non-binding confirmation of its interest in acquiring Right for consideration in the range of $18.50 to $19.00 payable in Manpower stock, subject to completion of its due diligence review and various other conditions. On that date, the special committee held a meeting to discuss this letter and the status of the offers from Manpower and the Third Party. Between November 19 and December 10, 2003, Right and the special committee, directly and through their legal and financial advisors, continued negotiations with Manpower to finalize the terms of a potential transaction and the Merger Agreement.

On November 21, 2003, the special committee held a meeting to discuss the offers from Manpower and the Third Party. On that date, the special committee then provided an update to the Right board of certain of its activities in a conference call.

On November 24, 2003, the special committee received a letter from the Third Party increasing its all cash offer to $18.10 per Right share.

On November 24, Mr. Pinola met with Manpower senior management to discuss the business of Right and employment arrangements for senior officers of Right.

On November 25, 2003, the special committee held a meeting to discuss Manpower’s preliminary proposal. The Third Party called UBS and indicated verbally that it was increasing its offer to $18.25 per Right share payable in cash.

On December 1, 2003, the special committee met with UBS to determine appropriate responses to Manpower and the Third Party.

On December 2, 2003, Manpower submitted a written acquisition proposal which included a stated expiration date of December 5, 2003, to acquire all outstanding shares of Right by means of an exchange offer followed by a merger for $18.75 per share payable in Manpower stock and subject to a collar mechanism.

On December 3, 2003, the special committee held a meeting to discuss the proposal received from Manpower. At the meeting, UBS explained the operation of the collar mechanism, with specific examples of the value of Manpower stock to be received by Right shareholders.

On December 4, 2003, the special committee received a letter from the Third Party confirming its offer of $18.25 in cash with a stated expiration date of December 8, 2003, and stating that it was no longer subject to the condition of reaching agreement on employment matters with Right officers. On that date, the special committee met to discuss the proposals from Manpower and the Third Party.

On December 5, 2003, UBS called the financial advisor to the Third Party to determine if there were any updates to the Third Party’s proposal, which there were not. On that date, the special committee met again to discuss the pending offers and obtained a further briefing from UBS on the key aspects of Manpower’s proposal. Also on that date, the special committee provided an update to the Right board of certain of its activities in a conference call. Following the special committee meeting, UBS called Robert W. Baird to discuss Manpower’s proposal, which had expired on that date.

On December 8, 2003, the latest proposal from the Third Party expired. On that date, the Right board held a conference call at which it discussed the current status of the potential transaction with Manpower and UBS presented information about Manpower and its common stock. On that date, the special committee met to review the status of the offers from Manpower and the Third Party. Specific information about the potential Manpower transaction, including the latest version of the merger agreement, was also distributed to the Right board on that date.

On the morning of December 10, 2003, Mr. Joerres and Mr. Michael Van Handel, the Executive Vice President and Chief Financial Officer of Manpower, attended a meeting of the Right special committee by videoconference during which they discussed and responded to questions from the special committee regarding Manpower and the details of Manpower’s proposal. UBS and JPMorgan then made presentations to the special committee and discussed their respective opinions that the consideration to be received by Right shareholders in the proposed transaction with Manpower was fair, from a financial point of view, to such holders.

The special committee then commenced a discussion of the Manpower offer, including the aforementioned presentations by UBS and JPMorgan and reviewed the factors that they considered to be relevant with respect to the Manpower offer. After due deliberation, the special committee unanimously recommended that the Board of Directors approve the proposed transaction with Manpower.

Subsequently on December 10, 2003, the Right board held a special meeting to review and discuss the proposed business combination with Manpower and the terms and conditions of the Merger Agreement. UBS and

JPMorgan each presented various financial analyses and delivered their oral opinions, which were subsequently confirmed in writing, that as of the date of their written opinions and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Right common stock in the Offer and the Merger was fair, from a financial point of view, to such holders. Representatives of Pepper Hamilton reviewed the material terms of the Merger Agreement and related documents and advised the directors regarding their fiduciary duties. After considering the terms of the proposed transaction and considering the advice of its financial and legal advisors, the Right board of directors unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

On December 10, 2003, Manpower and Right executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement.

On December 11, 2003, Manpower and Right held a joint conference call to discuss the transaction.

Reasons for the Offer and the Merger

The Right board (i) unanimously approved the Merger Agreement, (ii) has determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interest of Right, and (iii) recommends that Right shareholders tender their shares in the Offer and vote their shares in favor of the Merger.

The Right board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the directors made their respective determinations based on the totality of the information presented to them, and the judgments of individual members of the board may have been influenced to a greater or lesser degree by different factors. In reaching its determination to recommend that shareholders tender their shares in the Offer and vote in favor of the Merger, the Right board received the unanimous recommendation of the special committee that the Right board approve the transaction with Manpower and consulted with management, as well as UBS and JPMorgan, Right’s financial advisors, and Pepper Hamilton, Right’s legal counsel, and considered the following material factors:

•	Throughout the systematic process that Right conducted of evaluating its strategic alternatives, including the proposed transaction with Manpower, the Right board considered possible alternatives to a transaction, including continuing to execute on its strategic plan as an independent company. However, while the Right board considered remaining independent a viable alternative, it considered the combination with Manpower and the associated strategic fit and the revenue base and financial resources of Manpower to be a significant benefit that could not be obtained by remaining an independent company, with its perceived risks and challenges.

•	The Manpower offer represents (i) a premium of 17.6% over the closing price on September 22, 2003, the last full trading day before the initial proposal of Hellman & Friedman was announced, (ii) a premium of 23.4% over the five day average market price before September 23, 2003 and (iii) a premium of 33.9% over the thirty day average market price before September 23, 2003.

•	With the assistance of UBS, Right conducted an extensive process, during which Right and UBS were in contact with numerous prospective buyers, and it was determined that Manpower’s offer is the most attractive offer for Right shareholders resulting from this process.

•

The written opinion of UBS delivered to the special committee and the Right board on December 10, 2003, to the effect that, as of that date, and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Right Common Stock in the transaction is fair, from a financial point of view, to such holders. The full text of UBS’ written opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B and is incorporated in this document by reference. UBS’ opinion is directed to the special committee and the board, addresses only the fairness, from a financial point of view, of the consideration to be received by holders of Right Common Stock in the transaction and does not constitute a recommendation to any shareholders of Right as to whether such shareholders should tender their shares for exchange in the Offer or how such shareholder should vote with respect to the Merger, if such vote is required. Shareholders are encouraged to read the opinion of UBS carefully and in its entirety.

•	The written opinion of JPMorgan delivered to the special committee and the board on December 10, 2003, to the effect that, as of that date, and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Right Common Stock in the proposed transaction is fair, from a financial point of view, to such holders. The full text of JPMorgan’s written opinion, which set forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C and is incorporated in this document by reference. JPMorgan’s opinion is directed to the special committee and the board, addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Right Common Stock in the proposed transaction and does not constitute a recommendation to any shareholder of Right as to whether such shareholders should tender their shares for exchange in the Offer or how such shareholders should vote with respect to the Merger or any other matter, if such vote should be required. Shareholders are encouraged to read the opinion of JPMorgan carefully and in its entirety.

•	The structure of the Offer and the Merger is intended to qualify as a “reorganization” for U. S. federal income tax purposes, so that the stock of Manpower to be received by Right shareholders in the Offer and the Merger would not create taxable gain or loss to the shareholders.

•	The combined company would be stronger than either company operating independently because of the strategic fit between the lines of business in which Right and Manpower operate, the global nature of where both companies conduct business and the complementary nature of the management teams. The Right board viewed the combination as an effective way to carry on Right’s business and provide it with a competitive advantage as part of a larger organization with broader service offerings, increased diversification, a wider revenue base and deeper financial resources.

•	The consideration to be paid to Right shareholders provides an opportunity for Right shareholders to participate in the potential future growth in the value of the combined company following the Merger as shareholders of Manpower.

•	Manpower and Hoosier Acquisition Corp’s. obligations under the Offer are not subject to any financing condition, and the financial strength of Manpower.

•	Right’s legal advisors had noted that a transaction with Manpower was not likely to present significant antitrust issues.

•	Under the Merger Agreement, Manpower has agreed that the headquarters of Right will be maintained in Philadelphia or in the greater Philadelphia area within Pennsylvania for at least five years.

•	In connection with the submission of its proposal, Manpower communicated its intention to maintain the employment of most Right employees.

•	Right and its representatives may, in certain circumstances, furnish information to, or enter into discussions with, third parties making acquisition proposals not solicited after the date of the agreement.

•	Under the Merger Agreement, the Right board has the right, subject to providing prior notice to Manpower, to withdraw or modify its recommendation in favor of the Merger Agreement and terminate the Merger Agreement if Right receives a superior proposal and the Right board determines, in good faith and after consulting with and taking into consideration the advice of its legal advisors, that it is required to do so in order to comply with its fiduciary obligations to Right under applicable law.

In addition to those set forth above, in the course of its deliberations, the Right board considered a number of additional factors relevant to the Offer and the Merger, including:

•	historical information concerning Right and Manpower and their respective businesses, financial performance, condition, operations, management and position in their respective industries, and information and evaluations regarding the two companies’ strengths, weaknesses and prospects, both before and after giving effect to the Offer and the Merger;

•	current industry, market and economic conditions, including the potential effects of a continued economic recovery;

•	current financial market conditions and historical market prices, volatility and trading information for Right common stock and Manpower common stock, and various factors that might affect the market value of Manpower common stock in the future;

•	the effect of the Offer and the Merger on Right customers, employees and other constituencies; and

•	the terms of the Offer, the Merger Agreement and related agreements, by themselves and in comparison to the terms of other transactions, and the negotiations between Right and Manpower.

The potential negative factors the Right board considered include:

•	the possibility that the per share value of the consideration actually received by Right shareholders might be less than the per share price prior to the announcement of the transaction, although not below $17.00 per share;

•	that because the consideration to be paid by Manpower in the Offer and the Merger is Manpower common stock, Right shareholders will be subject to the risks associated with being a Manpower shareholder, as detailed in the Prospectus under the caption “Risk Factors;”

•	that because Right shareholders will receive common stock of Manpower, they will no longer be entitled to share directly, exclusively and entirely in the growth and performance of the Right business, but Right shareholders will nonetheless have the right to continue to share indirectly in the future growth and performance of Right’s business after the closing of the Offer and the Merger as a part of Manpower;

•	that entering into a definitive agreement with Manpower, and that certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with Right;

•	the substantial time and effort that Right management has devoted, and will continue to devote, to complete this transaction and to the integration of the businesses;

•	that pursuant to the Merger Agreement, Right is required to obtain Manpower’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the closing of the Merger;

•	the risk that potential benefits and synergies sought in the Merger may not be fully realized, if at all;

•	the risk that despite the efforts of the combined company, key management personnel of Right might not choose to remain employed by the combined company or employee attrition might occur;

•	the adverse effect on Right’s business, operating results and financial condition and the effect on Right’s ability to attract and retain key management personnel if the Offer and the Merger were not consummated following public announcement that the Merger Agreement had been entered into; and

•	the risk that the operations of Right would be disrupted by employee uncertainty following announcement of the Offer and the Merger.

The Right board concluded, however, that many of these risks could be managed or mitigated by Right or by the combined company or were unlikely to have a material effect on the Offer, the Merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of factors considered by the Right board is not meant to be exhaustive but includes the material factors considered by the board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that shareholders accept the Offer, tender their shares and approve the Merger Agreement and the Merger.

Intent to Tender

Information with respect to the Tender and Voting Agreement between Manpower and certain directors and officers of Right is included in the Prospectus in the section “Terms of the Merger Agreement—Tender and Voting Agreement,” and is incorporated herein by reference. The description of that agreement is qualified in its entirety by reference to the complete text of the agreement, which has been filed as Exhibit 2.2 to the Registration Statement and is incorporated herein by reference.

Opinions of Right’s Financial Advisors

Opinion of UBS Securities LLC

On December 10, 2003, UBS delivered to the Right board and special committee its written opinion to the effect that, as of that date and based on and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Right Common Stock in the transaction was fair, from a financial point of view, to such holders.

The full text of UBS’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex B and is incorporated into this document by reference. UBS’s opinion addresses only the fairness from a financial point of view to the holders of Right Common Stock of the consideration to be received by holders in the transaction and does not constitute a recommendation to any shareholders of Right as to whether such shareholders should tender their shares for exchange in the Offer or how such shareholder should vote with respect to the Merger, if such vote should be required. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to Right or the underlying business decision of Right to effect the transaction. Shareholders are encouraged to read the opinion of UBS carefully and in its entirety. The summary of UBS’s opinion below is qualified in its entirety by reference to the full text of UBS’s opinion.

In arriving at its opinion, UBS:

•	reviewed certain publicly available business and historical financial information relating to Right and Manpower;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Right, including estimates and financial forecasts prepared by the management of Right, that were provided to it by Right and not publicly available;

•	reviewed publicly available financial and other information relating to the business and financial prospects of Manpower, including estimates and financial forecasts contained in a publicly available Wall Street research report on Manpower;

•	conducted discussions with members of the senior managements of Right and Manpower concerning the business and financial prospects of Right and Manpower;

•	reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses that UBS believed to be comparable in certain respects to those of Right and Manpower;

•	compared the financial terms of the transaction with the publicly available financial terms of certain other transactions that UBS believed to be generally relevant;

•	considered certain pro forma effects of the transaction on Manpower’s financial statements;

•	reviewed the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information as UBS deemed necessary or appropriate.

In connection with its review, at Right’s direction, UBS did not assume any responsibility for independent verification for any of the information reviewed by UBS for the purpose of its opinion and, with Right’s consent, UBS relied on that information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for Right that it reviewed, UBS assumed, at Right’s direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Right as to the future performance of Right. With respect to the financial forecasts and estimates for Manpower that it reviewed, UBS assumed, at Right’s direction, that they have been reasonably prepared and reflect reasonable estimates and judgments as to the future performance of Manpower. UBS also assumed, with Right’s consent, that the transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. UBS further assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without material adverse effect on Right, Manpower or the transaction.

UBS’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to UBS as of, the date of its opinion. UBS was not asked to, and it did not, offer any opinion as to the material terms of the Merger Agreement or the form of the transaction. In addition, at Right’s direction, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Right or Manpower, nor has UBS been furnished with any such evaluation or appraisal. UBS expressed no opinion as to the value of Manpower Common Stock when issued in the transaction or the price at which Manpower Common Stock will trade in the future. Except as described above, Right imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion.

In connection with rendering its opinion to the Right board and special committee, UBS performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected public companies and the analysis of selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to Right, Manpower or the transaction. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors without considering all analyses and factors could create a misleading or incomplete view of the processes underlying UBS’s analyses and opinion. None of the analyses performed by UBS was assigned greater significance or reliance by UBS than any other. UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

The estimates of the future performance of Right and Manpower provided by the management of Right or derived from public sources in or underlying UBS’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Right and Manpower. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

The consideration to be received by the holders of Right Common Stock was determined through negotiation between Right and Manpower and the decision to enter into the Merger Agreement was made independently by the Right board of directors, which was based in part upon the unanimous recommendation of the special committee. UBS’s opinion and financial analyses were only one of many factors considered by the Right board and special committee in its evaluation of the transaction and should not be viewed as determinative of the views of the Right board of directors, special committee or management with respect to the transaction or the consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Right board of directors and special committee in connection with its opinion relating to the proposed transaction. The financial analyses are consistent with the type of financial analyses UBS would generally undertake in transactions of this type. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the accompanying full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’s financial analyses.

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis based on the net present values of cash flows of Right using projections provided by management of Right. UBS derived the implied reference ranges by applying a range of earnings before interest, taxes, depreciation and amortization, or EBITDA, multiples of 4.50x to 5.50x and a range of discount rates of 12.0% to 13.5%. The multiples and discount rates used in the discounted cash flow analyses are those that in the professional judgment of UBS are appropriate for use in connection with companies like Right. The implied per share value referred to below is the price per share indicated by dividing the various values derived by the analysis of enterprise value less debt and minority interest plus cash of Right by the applicable number of outstanding shares of common stock. The following sets forth the ranges of the implied total enterprise values and per share values resulting from the analyses:

Implied Total Enterprise Value

$522.5—$625.4 million

Implied Per Share Value

$16.41—$20.11

Analysis of Selected Precedent Transactions

UBS reviewed the implied enterprise values in the following selected mergers and acquisitions transactions in the professional consulting industry announced in 2001 through 2003 and set forth in the table below. UBS selected these transactions for comparison because they relate to acquisitions of companies in certain respects comparable to Right and Manpower:

Acquiror	Target
• FTI Consulting	• Dispute Advisory Services (KPMG)
• Kroll, Inc.	• Zolfo Cooper
• FTI Consulting	• US Business Recovery Services (PricewaterhouseCoopers)
• Right	• Coutts Consulting
• Mellon Financial Corp.	• Unifi Network (PricewaterhouseCoopers)
• 3i Group Plc	• Coutts Consulting Group

UBS reviewed the total transaction value in the selected transactions as multiples of latest twelve months, or LTM, revenue, EBITDA and earnings before interest and taxes, or EBIT. UBS then compared the implied multiples derived from the selected transactions with corresponding multiples implied in the transaction between Manpower and Right. Multiples for the selected transactions were based on publicly available information available at the time of the announcement of the Manpower/Right transaction. This analysis indicated the following implied transaction value multiples in the selected transactions, as compared to the multiples implied in the Manpower/Right transaction:

	Total Transaction Value
	LTM Revenue		LTM EBITDA		LTM EBIT
Mean	1.30	x	6.3	x	6.8	x
Median	1.14		6.0		7.2
High	2.64		8.0		9.2
Low	0.78		5.1		5.0
Manpower/Right Transaction	1.29		6.4		8.1

Analysis of Comparable Public Companies

UBS compared selected financial information for Right with corresponding financial information of selected publicly held companies in the professional consulting industry. UBS selected these companies for comparison because they are companies with operations in certain respects comparable to Right. These companies included the following:

Comparable Companies
• FTI Consulting
• Watson Wyatt

UBS reviewed the total enterprise values of the selected companies as a multiple of revenue and EBITDA, for the latest twelve months and estimated fiscal years 2003 and 2004. Financial data for the selected companies were based on publicly available information for the latest twelve months and Wall Street estimates for fiscal year 2003 and 2004 available as of December 5, 2003. UBS compared the multiples derived from the selected companies with corresponding multiples for Right based on the trading price of $16.80 of Right Common Stock on December 5, 2003 and the consideration to be paid to Right shareholders. This analysis indicated the following implied mean market value multiples for the selected companies and the implied multiples for the Right trading price and the consideration:

	Total Enterprise Value as a Multiple of:
	LTM revenue		Estimated fiscal year 2003 revenue		Estimated fiscal year 2004 revenue
Mean Multiples for Selected Comparable Public Companies	1.69	x	1.72	x	1.55	x
Implied Multiples for Right Trading Price	1.17		1.22		1.36
Implied Multiples for Consideration	1.29		1.34		1.49

	Total Enterprise Value as a Multiple of:
	LTM EBITDA		Estimated fiscal year 2003 EBITDA		Estimated fiscal year 2004 EBITDA
Mean Multiples for Selected Comparable Public Companies	7.5	x	7.7	x	7.0	x
Implied Multiples for Right Trading Price	5.8		5.8		6.2
Implied Multiples for Consideration	6.4		6.4		6.8

Historical Premiums Paid Analysis

UBS reviewed selected historical stock price premiums paid by acquirors in 41 transactions since the beginning of 2001 where the transaction size was greater than $500 million and less than $700 million. This analysis indicated mean and median premiums to the targets’ closing stock prices prior to the announcement of the applicable transaction as set forth in the following table. The analysis for Right was performed using the price per share of Right Common Stock prior to September 23, 2003, the date of Right’s public announcement of its receipt of the Hellman & Friedman offer, and on December 5, 2003, the most recent trading date used in the presentation.

	Historical Premiums Paid
	1 Day	1 Week	1 Month
Mean	26.7%	31.6%	39.0%
Median	20.9	25.0	29.5
Premium Implied by Consideration:
September 23, 2003	17.6	23.4	33.9
December 5, 2003	11.6	N/A	N/A

Other Factors

In rendering its opinion, UBS also reviewed and considered other factors, including:

•	the historical price performance and trading volumes for Right Common Stock and Manpower Common Stock;

•

the accretion to the estimated earnings per share for Manpower Common Stock, based on estimates for Manpower earnings per share from a Wall Street research report and estimates for Right earnings per share from both Wall Street research reports and Right management estimates, which ranged from 9.4% to 14.9% for 2004; and

•	the post transaction ownership of Manpower Common Stock within the collar for the consideration, which ranged from 10.6% to 12.7% for Right shareholders.

Miscellaneous

Under the terms of UBS’s engagement, Right will be responsible to pay UBS (i) a transaction fee equal to 1.20% of the transaction value, where the transaction value is equal to the sum of the equity value, or total consideration received in exchange for Right shares, plus the amount of all indebtedness as set forth on the most recent consolidated balance sheet less the amount of cash on such balance sheet, (ii) an opinion fee equal to 15% of the transaction fee (calculated as if the transaction took place on the date the opinion fee is payable), subject to a minimum of $750,000, and offset against the transaction fee or termination fee, and (iii) a termination fee equal to 25% of any break up fee, expense reimbursement or other compensation payable to Right. In addition, Right has agreed to reimburse UBS for its reasonable expenses, including fees and disbursements of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Right selected UBS as its financial advisor in connection with the transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with Right and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

In the ordinary course of business, UBS, its successors and affiliates may actively trade the securities of Right and Manpower for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

Opinion of J.P. Morgan Securities Inc.

On December 10, 2003, JPMorgan delivered to the Right special committee and board its written opinion to the effect that, as of that date and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Right Common Stock in the transaction was fair, from a financial point of view, to such holders.

The full text of JPMorgan’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPMorgan. This opinion is attached as Annex C and is incorporated into this document by reference. JPMorgan’s opinion addresses only the fairness from a financial point of view to the holders of Right Common Stock of the consideration to be received by holders in the transaction and does not constitute a recommendation to any shareholders of Right as to whether such shareholders should tender their shares for exchange in the Offer or how such shareholder should tender their shares for exchange in the Offer or how such shareholder should vote with respect to the Merger or any other matter, if such vote is required. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to Right or the underlying business decision of Right to effect the transaction. Shareholders are encouraged to read the opinion of JPMorgan carefully and in its entirety. The summary of JPMorgan’s opinion below is qualified in its entirety by reference to the full text of JPMorgan’s opinion.

Although JPMorgan evaluated the fairness of the consideration from a financial point of view to the holders of Right Common Stock, the consideration itself was determined through negotiations between Right and Manpower. While JPMorgan did provide financial advice to the special committee and the board during the course of these negotiations, the decision to approve and recommend this transaction was made independently by the Right board of directors, which was based in part upon the unanimous recommendation of the special committee. JPMorgan’s opinion was one among numerous factors that the special committee and board took into consideration in making their determinations to approve and recommend the transaction and the Merger Agreement.

In the course of performing its review and analyses for rendering its opinion, JPMorgan:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Right and Manpower and the industries in which they operate;

•	compared the proposed financial terms of the proposed transaction with the publicly available financial terms of certain transactions involving companies it deemed relevant and the consideration received in such companies;

•	compared the financial and operating performance of Right and Manpower with publicly available information concerning certain other companies it deemed relevant and reviewed the current and historical market prices of Right Common Stock and Manpower Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Right relating to its business;

•	performed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion; and

•	held discussions with certain members of the special committee and the board and the management of Right with respect to certain aspects of the transaction, and with certain members of the respective managements of Right and Manpower with respect to the past and current business operations of Right and Manpower, the financial condition and future prospects and operations of Right and Manpower, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In preparing its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by Right or Manpower or otherwise reviewed by it. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Right to which such analyses or forecasts related. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor was it furnished with any such valuations or appraisals.

JPMorgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. It should be understood that subsequent developments may affect JPMorgan’s opinion and that it does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration in the proposed transaction and JPMorgan has expressed no opinion as to the underlying decision by Right to engage in the transaction or opinion as to what the value of Manpower Common Stock will be when issued in the transaction or the price at which it will trade in the future.

Set forth below is a brief summary of the material valuation, financial and comparative analyses considered by JPMorgan in connection with the rendering of its opinion. This summary does not purport to be a complete description of the analyses underlying the JPMorgan opinion.

In performing its analyses, JPMorgan made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of

JPMorgan, Right and Manpower. Any estimates contained in the analyses performed by JPMorgan are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. In addition, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Historical Stock Trading Analysis

JPMorgan reviewed the historical trading prices for the shares of Right Common Stock for the one year period ending September 22, 2003, the day prior to Right’s public announcement of its receipt of the Hellman & Friedman offer. In addition, JPMorgan analyzed the consideration to be received by holders of shares of Right Common Stock pursuant to the transaction in relation to the closing price of the shares of Right Common Stock on September 22, 2003 and the latest 5 day, 30 day and one year average market prices and the 52 week high and low market prices of the shares of Right Common Stock, in each case prior to September 23, 2003.

This analysis indicated that the price per share to be received by the holders of shares of Right Common Stock pursuant to the transaction represented:

•	a premium of 17.6% based on the market price of $15.95 per share on September 22, 2003, the day prior to Right’s public announcement of its receipt of the Hellman & Friedman offer;

•	a premium of 23.4% based on the 5 day average market price prior to September 23, 2003 of $15.19;

•	a premium of 28.4% based on the 30 day average market price prior to September 23, 2003 of $14.60;

•	a premium of 9.7% based on the 52 week high price prior to September 23, 2003 of $17.09 per share;

•	a premium of 65.2% based on the 52 week low price prior to September 23, 2003 of $11.35 per share; and

•	a premium of 39.9% based on the latest one year average market price prior to September 23, 2003 of $13.40 per share.

JPMorgan also noted that the ratio of the firm value of Right implied in the transaction to Right’s EBITDA for the latest twelve months of 6.4x exceeded the five year average of 5.0x, and that the implied price per share multiple of 2004 earnings per share based on Wall Street estimates of 12.1x exceeded the five year average of 10.4x.

Selected Precedent Transactions Analysis

JPMorgan conducted an analysis of transactions comparable to the proposed transaction. JPMorgan reviewed the publicly available financial data, stock market performance data and transaction terms of precedent business combinations in the professional consulting sectors that JPMorgan believed to be relevant. A list of the transactions reviewed follows:

Acquiror	Target
• Interim Services	• Norrell
• Mellon Financial Corp.	• Unifi Network
• FTI Consulting	• PricewaterhouseCoopers Business Recovery Services
• Corporate Services Group	• Corestaff
• Kroll, Inc.	• Zolfo Cooper
• Aon	• ASI Solutions
• Right	• Coutts Consulting Group
• FTI Consulting	• KPMG Dispute Advisory Services

JPMorgan analyzed the total transaction value in the comparable transactions as multiples of sales, EBITDA and EBIT. The analysis indicated the following implied transaction value multiples:

	Total Transaction Value as a Multiple of:
	Sales		EBITDA		EBIT
Mean	1.23	x	6.5	x	8.1	x
Median	1.20		6.4		8.0

JPMorgan also analyzed the premium that the total transaction value in the comparable transactions represented as compared to the trading price of the stock of the target 1-day, 1-week and 1-month prior to announcement of the transaction. The analysis indicated the following implied premiums:

	Premium:
	1-day	1-week	1-month
Mean	23.6%	23.9%	(9.9)%
Median	23.6	23.9	(9.9)

Discounted Cash Flow Analysis

JPMorgan performed a discounted cash flow analysis of Right to estimate the present value of the unlevered after-tax free cash flows that Right could generate, based on marginal tax rates. The analyses were based on projections provided by Right’s management for the six years ending December 31, 2008. Ranges of terminal values for the discounted cash flows were estimated using perpetuity growth rates of 0.0% to 1.0%. JPMorgan then discounted to present value the free cash flow streams and terminal free cash flow using a range of discount rates of 8.5% to 10.5%. The discount rates approximated JPMorgan’s estimate of Right’s weighted average cost of capital. This analysis indicated a per share equity value range for Right of $16.42 to $22.91 using a management case of projections and a range of $13.56 to $19.75 using a sensitivity case of projections developed with management based on different margin and acquisition expense assumptions.

Leveraged Buy-Out Analysis

JPMorgan also performed a leveraged buy-out analysis using a capital structure based on the Hellman & Friedman proposal announced by Right on September 23, 2003. This analysis showed that the internal rate of return for an investment in the equity of Right based on prices between $15.00 and $18.00 per share of Right Common Stock ranged between 20.5% and 24.9%.

Miscellaneous

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the view of JPMorgan, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. JPMorgan did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation, supported or failed to support its opinion. In arriving at its opinion, JPMorgan considered the results of its separate analyses and, except as mentioned above, did not attribute particular weight to any one analysis or factor. The analyses performed by JPMorgan, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the JPMorgan analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of Right Common Stock in the proposed transaction.

Under the terms of JPMorgan’s engagement, Right will be responsible to pay JPMorgan (i) a transaction fee of $650,000, (ii) a no-go fee of $125,000 if no opinion has been delivered and no transaction has been consummated by December 31, 2004, (iii) an advisory fee equal to $850,000 if the special committee has asked JPMorgan to provide certain financial services, which the special committee has not done to date, and (iv) an incentive fee of 4% of the amount of consideration received by Right shareholders in excess of $17.50 per share if the special committee has asked JPMorgan to provide certain specified financial services, which the special committee has not done to date. In addition, Right has agreed to reimburse JPMorgan for its reasonable expenses, including fees and disbursements of counsel, and to indemnify JPMorgan and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

The Right special committee selected JPMorgan as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the proposed transaction. As part of its investment banking and financial advisory business, JPMorgan is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

JPMorgan may provide financial advisory and financial services to the combined company and/or its affiliates and may receive fees for the rendering of these services. In the ordinary course of its businesses, JPMorgan may actively trade the securities of Right and/or Manpower for its own account and for the accounts of its customers and, accordingly, JPMorgan may at any time hold a long or short position in these securities.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

A summary of the material provisions of the agreements between Right and each of UBS Securities LLC and J.P. Morgan Securities Inc., in the capacity of each as Right’s financial advisor, is included in the section “Opinions of Right’s Financial Advisors” set forth herein.

Manpower has retained Georgeson Shareholder Communications Inc. to act as its information agent in connection with the Offer. Mellon Investor Services LLC is the exchange agent for the Offer and will be responsible for the operation of the tender and exchange with holders of Right Common Stock. A summary of the material provisions of the agreements Manpower has entered into with Georgeson Shareholder Communications Inc. and Mellon Investor Services LLC are included in the Prospectus in the section “The Transaction—Fees and Expenses,” and are incorporated herein by reference.  Information with respect to the exchange agent and its role in the Offer is included in the Prospectus in the sections “The Transaction—Exchange of Shares of Right Common Stock; Delivery of Shares of Manpower Common Stock” and “The Transaction—Procedure for Tendering,” and is incorporated herein by reference.

Except as set forth above, neither Right nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to Right shareholders on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions in Right Common Stock during the past 60 days have been effected by Right or, to the best of Right’s knowledge, by any executive officer, director, affiliate or subsidiary of Right.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Right in response to the Offer that relates to or would result in (1) a tender offer or other acquisition of Right Common Stock by Right, any of its subsidiaries or any other person, (2) an extraordinary transaction, such as a merger, reorganization, or liquidation involving Right or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of Right or any of its subsidiaries, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Right.

Except as described or referred to in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Provisions of Pennsylvania Law

Information with respect to the dissenters’ rights and anti-takeover provisions of Pennsylvania law is included in the Prospectus in the sections “The Transaction—Dissenters’ Rights of Appraisal” and “Comparative Rights of Shareholders —Anti-Takeover Provisions,” and is incorporated herein by reference.

Purchaser’s Designation of Persons to be Elected to the Board of Directors

The Information Statement is being furnished in connection with the possible designation by Manpower, under the Merger Agreement, of persons to be elected to Right’s board of directors constituting a majority of the board other than at a meeting of Right’s shareholders.

Item 9. Materials to be Filed as Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

(a) (1)	Preliminary Prospectus dated December 19, 2003 (incorporated by reference to the preliminary prospectus included in the Registration Statement on Form S-4 filed by Manpower on December 19, 2003).

(a) (2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Manpower on December 19, 2003).

(a) (3)	Letter to holders of Right Common Stock, dated December 19, 2003.*

(a) (4)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-l thereunder (attached as Annex A to this Schedule 14D-9).*

(a) (5)	Joint Press Release of Right and Manpower, dated December 10, 2003 (incorporated by reference to Right’s Current Report on Form 8-K, dated December 12, 2003).

(e) (1)	Agreement and Plan of Merger among Manpower, Purchaser and Right, dated as of December 10, 2003 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by Manpower on December 19, 2003).

(e) (2)	Tender and Voting Agreement, dated as of December 10, 2003, among Manpower and the directors and officers of Right listed on Schedule I thereto (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 filed by Manpower on December 19, 2003).

(e) (3)	Opinion of UBS Securities LLC to the Board of Directors and the Special Committee of Right, dated December 10, 2003 (attached as Annex B to this Schedule 14D-9).*

(e) (4)	Opinion of J.P. Morgan Securities Inc. to the Board of Directors and the Special Committee of Right, dated December 10, 2003 (attached as Annex C to this Schedule 14D-9).*

(e) (5)	Employment Agreement, dated December 12, 1995, between Right and Richard J. Pinola (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 1995, filed March 31, 1996).

(e) (6)	Amendment to Employment Agreement, dated January 1, 1999, between Right and Richard J. Pinola (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 1998, filed March 31, 1999).

(e) (7)	Second Amendment to Employment Agreement, dated January 1, 2002, between Right and Richard J. Pinola (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 2001, filed March 28, 2002).

(e) (8)	Supplemental Deferred Compensation Plan for Richard J. Pinola, dated as of July 1, 1992 (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 1991, filed March 30, 1992).

(e) (9)	Employment Agreement dated as of December 10, 2003 between Manpower Inc. and Richard J. Pinola (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by Manpower on December 19, 2003).

(e) (10)	Change of Control Agreement dated as of December 10, 2003 between Manpower Inc. and Richard J. Pinola (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by Manpower on December 19, 2003).

(e) (11)	Employment Agreement and Supplemental Deferred Compensation Plan, dated as of January 1, 1999, between Right and John J. Gavin (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 1998, filed March 31, 1999).

Exhibit Number	Description

(e)(12)	Amendment to Employment Agreement, dated as of January 1, 2002, between Right and John J. Gavin (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 2001, filed March 28, 2002).

(e)(13)	Separation Agreement dated as of December 10, 2003 between Right and John J. Gavin (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 filed by Manpower on December 19, 2003).

(e)(14)	Change in Control Agreements with the Chief Executive Officer and the President and Chief Operating Officer (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 2002, filed March 31, 2003).

(e)(15)	Change in Control Agreements with Executive Vice Presidents (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 2002, filed March 31, 2003).

(e)(16)	1993 Stock Option Plan (incorporated by reference to Right’s Registration Statement on Form S-8 (File No. 33-58698), filed February 23, 1993).

(e)(17)	1993 Stock Incentive Plan, as amended (incorporated by reference to Right’s Proxy Statement for Annual Meeting of Shareholders held on May 4, 1995).

(e)(18)	Amendment to the 1993 Stock Incentive Plan (incorporated by reference to Right’s Registration Statement on Form S-8 (File No. 333-07975), filed July 11, 1996).

(e)(19)	Amendment to the 1993 Stock Incentive Plan (incorporated by reference to Right’s Registration Statement on Form S-8 (File No. 333-84493), filed August 4, 1999).

(e)(20)	Directors’ Stock Option Plan of Right (incorporated by reference to Right’s Proxy Statement for Annual Meeting of Shareholders held on May 4, 1995).

(e)(21)	Amendment to the Directors’ Stock Option Plan (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 2000, filed April 2, 2001).

(e)(22)	Amended and Restated Directors’ Stock Option Plan (incorporated by reference to Right’s Current Report on Form 8-K, dated November 9, 2001).

(e)(23)	Amended and Restated Directors’ Stock Option Plan (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 2001, filed March 28, 2002).

(e)(24)	Employee Stock Purchase Plan of Right (incorporated by reference to Right’s Registration Statement on Form S-8 (File No. 333-06211), filed June 18, 1996).

(e)(25)	Amendment to the 1996 Employee Stock Purchase Plan (incorporated by reference to Right’s Registration Statement on Form S-8 (File No. 333-84495), filed August 4, 1999).

(e)(26)	Amendment to the 1996 Employee Stock Purchase Plan (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 2000, filed April 2, 2001).

(e)(27)	Supplemental Early Retirement Plan for certain employees, dated January 1, 2000 (incorporated by reference to Right’s Annual Report on Form 10-K for the year ended December 31, 1999, filed March 30, 2000).

*	Included in materials mailed to shareholders of Right.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RIGHT MANAGEMENT CONSULTANTS, INC.

By:	/S/ RICHARD J. PINOLA

Richard J. Pinola Chairman of the Board and Chief Executive Officer

Date: December 19, 2003

ANNEX A

RIGHT MANAGEMENT CONSULTANTS, INC.  1818 MARKET STREET  PHILADELPHIA, PENNSYLVANIA 19103  (215) 988-1588

INFORMATION STATEMENT PURSUANT TO  SECTION 14(F) OF THE  SECURITIES EXCHANGE ACT OF 1934 AND  RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about December 19, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) to holders of shares of common stock, $0.01 par value per share (the “Common Stock”), of Right Management Consultants, Inc., a Pennsylvania corporation (“Right” or the “Company”). This Information Statement is being provided in connection with the possible appointment of persons designated by Manpower Inc., a Wisconsin corporation (“Manpower”), or Hoosier Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of Manpower (the “Purchaser”), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or “Board of Directors”). Such designation is to be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of December 10, 2003 (the “Merger Agreement”), among Manpower, Purchaser and the Company. The Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Registration Statement on Form S-4 of Manpower filed with the Securities and Exchange Commission on December 19, 2003 (the “Registration Statement”), is incorporated herein by reference.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the Merger Agreement, Purchaser commenced an exchange offer (the “Offer”) on December 19, 2003 to acquire all of the issued and outstanding shares of Right Common Stock. The Offer is scheduled to expire at 12:00 midnight, New York time, on January 21, 2004, unless extended to a date not beyond May 31, 2004. In connection with the Offer, Manpower filed the Registration Statement to register the shares of Manpower common stock to be issued in exchange for shares of Common Stock in the Offer and the Merger. The Registration Statement includes a form of preliminary prospectus dated December 19, 2003 (“Prospectus”), to be delivered to the holders of Common Stock.

Following the successful completion of the Offer, and subject to certain other conditions, Purchaser will be merged with and into the Company and the Company will become a wholly-owned subsidiary of Manpower (the “Merger”). The Merger will be completed in one of two ways. If Manpower acquires 80% or more of the Common Stock through the Offer, the Merger will occur promptly after the closing of the Offer, because under these circumstances the Merger will not require the approval of Right shareholders under Pennsylvania law. If Manpower acquires less than 80% of the Common Stock through the offer, Right will call and hold a meeting of its shareholders to approve the Merger, and the Merger will occur promptly after the shareholders meeting.

The information contained in this Information Statement concerning Manpower, Purchaser and the designees of Purchaser to the Board has been furnished to the Company by Manpower, and the Company assumes no responsibility for the accuracy or completeness of such information.

The Manpower Designees

Upon Purchaser’s first acceptance for exchange of shares of Common Stock tendered in connection with the Offer, the Merger Agreement provides that Purchaser will be entitled to designate a number of directors to the Board sufficient to give Purchaser a proportionate representation on the Board (“Purchaser’s Proportionate Representation”). Purchaser’s Proportionate Representation will be equal to that number of directors (rounded up to the next whole number) that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock acquired by Purchaser bears to the total number of shares of outstanding Common Stock. The Company will increase the size of the Board or secure the resignations of current directors of the Company or both, as determined by Manpower as necessary to provide Purchaser with Purchaser’s Proportionate Representation, and will cause Purchaser’s designees to be so elected; provided, however, that until the effective time of the Merger, the Board will have at least two directors who were directors of Right as of the signing of the Merger Agreement (or failing the availability of one of such directors, a designee of the remaining director and the departing director, and failing the availability of both such directors, designees of the other directors).

Manpower and Purchaser have advised the Company that Purchaser’s designees to the Board (the “Manpower Designees”) will be among the persons listed in Annex I attached to the Prospectus and incorporated herein by reference. Annex I includes the name, address, principal occupation or employment and five-year employment history with respect to each such person. Manpower and Purchaser have advised the Company that each of the persons listed in Annex I has consented to serve as a director of the Company if appointed or elected. Manpower and Purchaser have advised the Company that none of these persons currently is a director of, or holds any positions with, the Company. Manpower and Purchaser have advised the Company that, to their knowledge, none of the persons listed on Annex I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) other than with respect to transactions between Manpower, Purchaser and the Company that have been described in the Registration Statement.

Manpower and Purchaser have advised the Company that, to the knowledge of Manpower and Purchaser, none of the persons listed on Annex I is an adverse party to the Company in any material legal proceedings or has a material interest that is adverse to the Company in any such proceedings. Manpower and Purchaser have also advised the Company that, to the knowledge of Manpower and Purchaser, none of the persons listed in Annex I was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

It is expected that the Manpower Designees will assume office following the acceptance by Purchaser of the specified minimum number of shares of Common Stock pursuant to the Offer. The directors of Purchaser immediately prior to the effective time of the Merger shall be the directors of the surviving corporation at the effective time, and the officers of the Company immediately prior to the effective time of the Merger shall be the officers of the surviving corporation at the effective time, each to hold office in accordance with the articles of incorporation and bylaws of the surviving corporation until successors are duly elected or appointed and qualified.

THE COMPANY

Information Concerning the Common Stock

The Common Stock is the only outstanding security of the Company that has the right to vote. Each share of Common Stock is entitled to one vote on all matters submitted to the shareholders for approval. As of the close of business on December 9, 2003, there were 22,824,409 shares of Common Stock issued and outstanding. Unless stated otherwise, the address of each person listed below is 1818 Market Street, Philadelphia, Pennsylvania 19103.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of the Common Stock as of December 9, 2003, by the following individuals or groups:

•	each person, or group of affiliated persons, known by the Company to beneficially own more than 5% of the outstanding Common Stock,

•	each of the Company’s current directors;

•	the Company’s chief executive officer and each of its four most highly compensated executive officers in the fiscal year ended December 31, 2002; and

•	all of the Company’s executive officers and directors as a group.

Name and Address	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares (1)
Richard J. Pinola	2,725,137 (2)	11.1%

T. Rowe Price Associates, Inc.	2,270,600 (3)	9.9%

Barclays Global Investors, NA	1,457,581 (4)	6.4%

Joseph T. Smith	756,297 (5)	3.2%

Frank P. Louchheim	257,697 (6)	1.1%

John J. Gavin	571,881 (7)	2.5%

Larry A. Evans	142,915 (8)	*

Frederick R. Davidson	94,288 (9)	*

John R. Bourbeau	100,913 (10)	*

James E. Greenway	145,740 (11)	*

Christopher Pierce-Cooke	114,229 (12)	*

Rebecca J. Maddox	50,340 (13)	*

Catherine Y. Selleck	55,307 (14)	*

G. Lee Bohs	17,627 (15)	*

Stephen Johnson	10,000 (16)	*

Oliver S. Franklin	10,235 (17)	*

All Directors and Officers as a group (26 persons)	5,467,981 (18)	18.9%

*	Represents less than 1% of the outstanding shares of Common Stock.

(1)	Any securities not currently outstanding but subject to options exercisable by such shareholder within 60 days of December 9, 2003 are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person.

(2)	The number of shares listed as held by Mr. Pinola includes (a) an aggregate of 6,750 shares which are held in two separate trusts for his children, as to which Mr. Pinola disclaims beneficial ownership and (b) currently exercisable options to purchase 1,815,700 shares of Common Stock. Mr. Pinola’s address is c/o Right Management Consultants, Inc., 1818 Market Street, Philadelphia, PA 19103. Up to 337,500 of the shares owned by Mr. Pinola are subject to forward sale arrangements entered into by Mr. Pinola with a counter party. Under these arrangements, Mr. Pinola will be required to deliver up to 337,500 shares to the counter party on July 31, 2004 in three tranches on specified dates in August and September 2004.

(3)	Based on a Schedule 13G/A filed May 7, 2003 by T. Rowe Price Associates, Inc. (“Price Associates”) with the Securities and Exchange Commission (“SEC”). In such Schedule, Price Associates reported having sole voting power with respect to 539,200 shares of Common Stock and sole dispositive power with respect to all 2,270,600 shares. Price Associates’ address is 100 E. Pratt Street, Baltimore, MD 21202.

(4)	Based on a Schedule 13G filed February 10, 2003 by Barclays Global Investors, NA (“Barclays”) with the SEC. In such Schedule, Barclays reported having sole voting power and sole dispositive power with respect to 1,359,819 shares of Common Stock, representing 5.0% of the shares outstanding, and Barclays Global Fund Advisors reported having sole voting power and sole dispositive power with respect to 97,762 shares, representing 0.4% of the shares outstanding. The address of Barclays and Barclays Global Fund Advisors is 45 Fremont Street, San Francisco, CA 94105.

(5)	The number of shares listed as held by Mr. Smith includes currently exercisable options to purchase an aggregate of 694,621 shares of Common Stock.

(6)	The number of shares listed as held by Mr. Louchheim includes (a) an aggregate of 5,315 shares which are held by certain of his children as custodian for a total of seven minor grandchildren of Mr. Louchheim, as to which Mr. Louchheim disclaims beneficial ownership, and (b) currently exercisable options to purchase an aggregate of 59,364 shares of Common Stock.

(7)	The number of shares listed as held by Mr. Gavin includes currently exercisable options to purchase an aggregate of 508,126 shares of Common Stock.

(8)	The number of shares listed as held by Mr. Evans includes (a) an aggregate of 12,150 shares held by his wife, as to which Mr. Evans disclaims beneficial ownership, and (b) currently exercisable options to purchase an aggregate of 40,378 shares of Common Stock.

(9)	The number of shares listed as held by Mr. Davidson includes currently exercisable options to purchase an aggregate of 10,000 shares of Common Stock.

(10)	The number of shares listed as held by Mr. Bourbeau includes currently exercisable options to purchase an aggregate of 51,689 shares of Common Stock.

(11)	The number of shares listed as held by Mr. Greenway includes (a) an aggregate of 13,903 shares held in a stock fund under the Company’s 401(k) Plan, (b) an approximate aggregate of 10,125 shares in a SEP IRA account held jointly with his wife and (c) currently exercisable options to purchase an aggregate of 115,625 shares of Common Stock.

(12)	The number of shares listed as held by Mr. Pierce-Cooke includes currently exercisable options to purchase an aggregate of 104,375 shares of Common Stock.

(13)	The number of shares listed as held by Ms. Maddox includes currently exercisable options to purchase an aggregate of 45,126 shares of Common Stock.

(14)	The number of shares listed as held by Ms. Selleck includes currently exercisable options to purchase an aggregate of 46,626 shares of Common Stock.

(15)	The number of shares listed as held by Mr. Bohs includes currently exercisable options to purchase an aggregate of 12,500 shares of Common Stock.

(16)	The number of shares listed as held by Mr. Johnson includes currently exercisable options to purchase an aggregate of 5,000 shares of Common Stock.

(17)	The number of shares listed as held by Mr. Franklin includes currently exercisable options to purchase an aggregate of 10,000 shares of Common Stock.

(18)	The number of shares in the aggregate listed as held by the Company’s directors and executive officers as a group includes (a) currently exercisable options to purchase an aggregate of 3,519,130 shares of Common Stock and (b) 13,903 shares held in a stock fund under the Company’s 401(k) Plan.

Other than the Merger Agreement, to the knowledge of the Company, there are no arrangements, including any pledge by any person of Common Stock, the operation of which may, at a subsequent date, result in a change of control of the Company.

Directors and Executive Officers

Right currently has 11 members on the Board, each of whom is elected on an annual basis. Except for Mr. Pinola and Mr. Gavin, who have employment agreements with the Company, each executive officer has been elected by the Board of Directors for a term expiring on the first Board of Directors’ meeting held after the Company’s next annual meeting of shareholders. There are no family relationships among any of directors or executive officers of Right.

The following tables and notes set forth the names of the Company’s directors and executive officers, as well as their ages, the positions they hold with Right and certain other information, as of the date of this Information Statement.

Directors

Name	Director Since	Age	Position

Frank P. Louchheim (1) (3)	1980	79	Founding Chairman

Richard J. Pinola (1)	1989	57	Chairman of the Board of Directors and Chief Executive Officer

Joseph T. Smith	1991	67	Vice Chairman of the Board of Directors

John J. Gavin (1)	1999	47	President and Chief Operating Officer

Larry A. Evans	1980	60	Founding Principal

John R. Bourbeau	1995	58	President of Midwest Reemployment Associates, Inc., an affiliate of the Company

Rebecca J. Maddox (2) (3) (4)	1995	49	President of Maddox Smye LLC

Catherine Y. Selleck (1) (2) (4)	1995	69	Business Consultant

Frederick R. Davidson	1997	66	Chairman of Right Management Consultants Holdings, Pty. Ltd.

Oliver S. Franklin (1) (2) (3) (4)	2001	57	President and Chief Executive Officer, International House

Stephen Johnson	2002	67	Senior Consultant for Right Coutts

(1)	Member of Executive Committee
(2)	Member of Audit Committee and Compensation Committee
(3)	Member of Nominating/Corporate Governance Committee
(4)	Member of Special Committee

Mr. Louchheim is one of Right’s founders. From November 1980 until September 1987, he served as President, Chief Executive Officer and Chairman of the Board of Directors. He continued to serve as Chief Executive Officer and Chairman of the Board through December 1991. From January 1992 to December 1993, he

served as the full-time Chairman of the Board of Directors. Effective January 1, 1994, Mr. Louchheim retired from active employment and was appointed Founding Chairman and continues as a director.

Mr. Pinola was elected as a director by the Board in October 1989. Mr. Pinola is a Certified Public Accountant and joined Penn Mutual Life Insurance Company in 1969. He was appointed President and Chief Operating Officer in 1988, which position he held until his resignation in September 1991. Mr. Pinola was a financial consultant to various organizations from September 1991 until July 1992, at which time he was appointed President and Chief Executive Officer of the Company. Effective January 1, 1994, Mr. Pinola was appointed Chairman of the Board of Directors and continues as Chief Executive Officer. Mr. Pinola also serves as a director of K-Tron International, a publicly held company that manufactures equipment for the food and chemical industries. Mr. Pinola also is a member of the Board of Trustees of King’s College in Wilkes-Barre, Pennsylvania.

Mr. Smith joined the Penn Mutual Life Insurance Company in 1963. In 1976, he was promoted to Vice President of Administration and Human Resources, which position he held until his resignation in 1980. From 1981 to 1984, Mr. Smith worked as an independent consultant offering a range of consulting services to businesses. He joined Right as a Senior Consultant in Professional Services in August 1984 and, from August 1988 until September 1992 held the position of Regional Managing Principal of the Company’s Philadelphia office. Mr. Smith was elected as a Director in May 1991. From September 1992 through December 1993, Mr. Smith served as the Company’s Chief Operating Officer. Effective January 1, 1994, Mr. Smith was appointed President in which capacity he served until December 1998. Effective January 1, 1999, Mr. Smith was appointed Vice Chairman of the Board of Directors. Mr. Smith retired as an employee of the Company on January 1, 2001, and continues as Vice Chairman of the Board of Directors.

Mr. Gavin was employed at Arthur Andersen LLP in Philadelphia for 18 years in which he served as the partner in charge of the manufacturing/distribution industries. Mr. Gavin joined Right in December 1996 as Executive Vice President. In this capacity, Mr. Gavin was responsible for the overall marketing strategy and business development activities for worldwide operations. Effective January 1, 1999, Mr. Gavin was appointed President and Chief Operating Officer. Also effective January 1, 1999, Mr. Gavin was elected a Director by the Board of Directors. Mr. Gavin is a member of the Board of Advisors for Temple University’s Fox School of Business and he is a member of the Board of Directors of Global Health Ministry. Mr. Gavin is also a director of Opinion Research Corporation, a publicly held company that provides marketing research and services.

Mr. Evans was professionally involved in the international finance and venture capital industries, prior to May 1978. From May 1978 to November 1980, Mr. Evans was employed as an independent outplacement consultant for Bernard Haldane Associates, Inc., working with Mr. Louchheim. Since November 1980, Mr. Evans served as the Company’s Executive Vice President and a Director. From January 1990 until May 1995, Mr. Evans served as Regional Managing Principal of several of the Company’s offices. From May 1995 until December 1999, Mr. Evans worked in Right’s corporate office together with Right’s regional offices in marketing to major national and international accounts. Effective January 1, 2000, Mr. Evans was appointed to oversee one of Right’s largest Key Executive Services practices. Mr. Evans retired as an employee of the Company on January 1, 2001, at which point he founded Virtual Board of Advisors (“Virboa”), a company that provides assistance with acquisitions. Mr. Evans serves on various boards of both non-profit organizations and community associations. He also holds directorships with Knite, Inc., a high-tech ignition company, and Eschoolmall, an internet educational procurement and learning site.

Mr. Bourbeau founded Midwest Reemployment Associates, Inc., a franchise affiliate of the Company, in 1981, where he currently serves as the Regional Managing Principal and which has offices in Southfield, Grand Rapids, Kalamazoo and Midland, Michigan, as well as Toledo, Ohio. Mr. Bourbeau also serves as a board member for the National Council of Community & Justice, the Michigan Colleges Foundation and the Detroit Historical Society, and is a life member of the Economic Club of Detroit.

Ms. Maddox is President and Founder of Maddox Smye LLC, a ten year old consulting firm specializing in helping Fortune 1000 companies market and sell their products and services to women customers. Ms. Maddox holds an MBA in Finance from Columbia University and is the author of “Inc. Your Dreams” and “How to Get Rich Selling Cars to Women.” Ms. Maddox serves on the Board of D-Code, a market research firm in Canada and served for six years on the Regional Advisory Board of PNC Bank.

Ms. Selleck spent many years with IBM, in various executive capacities. Subsequent to her positions with IBM, Ms. Selleck joined Metaphor, a software and services company, where she served as President and Chief Executive Officer. She is now an independent business consultant on a wide range of business issues. Ms. Selleck is Chair of the Board of Trustees of Occidental College.

Mr. Davidson is the Chairman of Right Management Consultants Holdings, Pty. Ltd., formerly Right D&A Pty. Ltd., an Asia-Pacific career transition firm of which the Company acquired a fifty-one percent interest during 1997, and which is now owned 100% by the Company. Mr. Davidson was elected a Director by the Board of Directors on July 24, 1997. Mr. Davidson is President of St. John Ambulance Australia (Victoria), Chairman of Cooperative Research Centre for Cochlear Implant and Hearing Aid Innovation, Chairman of Hearworks, Pty. Ltd., a Commander of the Order of St. John, and a member of the International Institute of Strategic Studies in London.

Mr. Franklin is President and Chief Executive Officer of the International House of Philadelphia. Prior thereto, Mr. Franklin was a consultant to private equity and venture capital firms. Mr. Franklin co-founded in 1998, RISA Investment Advisers, LLC (“RISA”), an investment firm focusing on the RISA Fund and RISA Business Finance. He served as the President of RISA until it was sold in early 2002. Prior to co-founding RISA, Mr. Franklin was a Senior Vice President at The Fidelity Management Trust Company, where he directed a unit that developed new institutional financial products. Also in 1998, he was appointed Her Majesty’s Honorary Consul in Philadelphia. In this position, he is responsible for promoting British diplomatic, investment and consular interest in the region. Mr. Franklin is a member of the Philadelphia Securities Association and The National Association of Securities Professionals.

Mr. Johnson spent much of his career in the fibre and petrochemical industry. He held a position with AKZO-NOBEL for many years, where his concentrations included strategic planning and international operations. He entered the career consulting business in 1986 when he took the position of Senior Consultant with Coutts Consulting Group, Ltd. (“Coutts”). In 1987, Mr. Johnson was appointed Chief Executive Officer of Coutts, where his responsibilities included the management of operations and the development of the business. In 1987, Mr. Johnson became a Director of Coutts. Effective in 1996, he was appointed Chairman of the Board of Directors for Coutts. Mr. Johnson was employed by the Company From March 22, 2002 through September 2002, at which point he entered into a part-time consulting arrangement with the Company.

Executive Officers

Name	Age	Position(s)
Richard J. Pinola	57	Chairman of the Board and Chief Executive Officer

John J. Gavin	47	President and Chief Operating Officer

G. Lee Bohs	43	Executive Vice President, Corporate Development

Charles J. Mallon	47	Executive Vice President, Chief Financial Officer and Treasurer

Name	Age	Position(s)

Theodore A. Young	55	Executive Vice President, General Counsel and Secretary

William McCusker	50	Executive Vice President, Marketing

Howard H. Mark	45	Executive Vice President, e-Business

Gayle I. Weibley	52	Executive Vice President, Human Resources

Geoffrey S. Boole	59	Executive Vice President, Career Transition Services

Christopher Pierce-Cooke	50	Executive Vice President, Managing Director—Consulting Services

James E. Greenway	56	Executive Vice President, Sales

Mark A. Miller	54	Group Executive Vice President, Americas

R. William Holland	59	Group Executive Vice President, Central and Western U.S.

Andrew McRae	44	Executive Vice President, Europe and Asia/Pacific

Edward C. Davies	56	Group Executive Vice President, Asia-Pacific

Keiji Miyaki	52	President and Chief Operating Officer of Right Management Consultants Japan

For information regarding the experience and background of Mr. Pinola and Mr. Gavin, please see the section entitled “Directors” set forth above.

Mr. Bohs was employed at the regional Certified Public Accounting firm of Asher & Company, Ltd., from June 1981 to January 1987, initially as a staff accountant, and then as an accounting and auditing manager. He joined the Company as Manager of Financial Reporting in January 1987, and was elected Treasurer in December 1987 and Vice President, Finance, effective January 1989. From March 1991 until December 1995, Mr. Bohs served as Senior Vice President and Chief Financial Officer. He was appointed Secretary by the Board of Directors in May 1995. Effective January 1996, he was promoted to Executive Vice President and continued to serve as Chief Financial Officer until his resignation in September 1999. At that time, Mr. Bohs joined TDRC Group, which later became Intecap, Inc., an intellectual property consulting company, as Executive Vice President and Chief Financial Officer, where he served through December 2001. He re-joined the Company in January 2002 as Executive Vice President, Corporate Development.

Mr. Mallon joined the Company in 1996 to assist in directing and managing Right’s financial operations. Effective September 1, 1999, Mr. Mallon assumed the role of Chief Financial Officer, and effective January 1, 2000, he was elected as an Executive Vice President by the Board of Directors, in which capacity he now serves. Prior to joining the Company, he was for six years, the Chief Financial Officer of ACS Enterprises, Inc. (“ACS”), a publicly held wireless cable system operator. Before ACS, Mr. Mallon was with the Philadelphia office of Ernst & Young for 12 years, ultimately as senior audit manager. Mr. Mallon is a Certified Public Accountant and a graduate of Drexel University in Philadelphia. He is a member of the American and Pennsylvania Institutes of Certified Public Accountants.

Mr. Young joined the Company in January 2003 as Executive Vice President, General Counsel and Secretary. From 1991 until joining the Company, Mr. Young was a partner in the Philadelphia office of the law firm Fox, Rothschild, Frankel & O’Brien LLP, where he provided services to the Company as its outside legal counsel. Mr. Young holds a B.A. degree from The Pennsylvania State University, and a J.D. degree from the University of Pennsylvania.

Mr. McCusker joined Right in June 2002, and is responsible for branding and marketing activities on a global basis. He was previously with Arthur Andersen where he had overall marketing responsibility for the firm’s four major service lines. During his marketing career since 1987, Mr. McCusker has held local, national and global positions in which he planned and directed strategic planning, direct marketing, business development, advertising, relationship event, PR, and client satisfaction initiatives. Prior to his marketing career, Mr. McCusker was a management information consultant with Arthur Andersen where he served a variety of global companies. His education includes a Bachelors of Arts from the University of Notre Dame and a Masters of Business Administration from the University of Michigan where he concentrated in marketing and computer information systems.

Mr. Mark was the former Director of Information Technology and Managed Care Reengineering at pharmaceutical company Rhone-Poulenc Rorer (RPR), from 1989 to 1997 where he managed RPR’s information and technology services for North American pharmaceutical business focusing on sales and marketing information systems and data warehousing. From 1997 to 1999, Mr. Mark was the Chief Information Officer at Right. Mr. Mark oversaw technology operations for the Company, including the development of Right’s strategic vision for information technology and identification and implementation of various new technologies. In December 1999, Mr. Mark departed the Company to serve as CIO for Alliance Consulting in Philadelphia, a position he held until October 2000. Mr. Mark rejoined the Company in November 2000 as Executive Vice President, e-Business. He is responsible for the Company’s e-business strategy, encompassing the integration and utilization of the many outstanding technologies that support the Company’s consulting solutions and career transition services.

Ms. Weibley has over fifteen years of experience as a Human Resource executive in a number of industry sectors for organizations such as Subaru of America, CIGNA, Reliance Insurance Company, USInteractive, and most recently, Dechert, an international law firm. She has also led company-wide organizational realignment and global human resources restructuring for companies like Prudential, JPMorgan, National Geographic Society, and Anthem Blue Cross/Blue Shield. She holds a B.Mus.Ed. from Temple University and an M.S. in Human Organization Science from Villanova University. In November 2002, Ms. Weibley was appointed the Executive Vice President, Human Resources. Her responsibilities include creating the human resources vision and driving human resource strategies that link to and support the firm’s business goals worldwide.

Mr. Boole previously held various sales/marketing and human resources positions at leading North American companies such as Sears, Control Data and Gandalf Technologies. In these companies, he held leadership positions both internally and as a consultant. Mr. Boole started with the Company in 1989 with the start up of the Ottawa office. His career with Right has encompassed leadership positions in the Canadian region as both Managing Principal of Career Transition and Managing Vice President of Consulting Services. Effective August 2000, Mr. Boole was appointed Executive Vice President of Career Transition Services, and is responsible for the efficient and effective delivery of the Company’s career transition business.

Mr. Pierce-Cooke has extensive experience in human resources, consulting and global markets. Prior to joining the Company, he was Chief Executive Officer of Corporate Vision, a human resource and organizational consulting firm with operations in Melbourne and Sydney, Australia and London, England. At Westpac, one of Australia’s largest banking institutions, Mr. Pierce-Cooke held two significant roles: he headed up the human resources function for the retail, corporate and international banking groups; he also spent time directing Westpac’s marketing operations. Earlier in his career, he was a director for various divisions of British Aerospace and for two years ran its headquarter operations in London which oversaw over 135,000 employees in

50 countries. Mr. Pierce-Cooke joined the Company as Executive Vice President and Managing Director of Consulting Services in April 1999. He is responsible for driving the Company’s continued growth and global expansion in the consulting arena. His education includes a B.S. degree in economics and qualifications as an attorney in the United Kingdom.

Mr. Greenway was President of Consulting Group, Inc., an organizational and management development consulting firm. He has held management positions with Drake Beam Morin (a human resource and outplacement firm), McGraw-Hill and Lucky Stores. From 1989 to 1993, Mr. Greenway was Executive Vice President of Lee Hecht Harrison, a human resource and outplacement firm. He also was a member of their Executive Committee and Advisory Council. In addition, Mr. Greenway served as President of Workforce Consulting Group, a global organizational and career management firm. Mr. Greenway joined the Company in September 1997 as a Senior Vice President. Effective July 1, 1998, he was promoted to Executive Vice President responsible for coordinating the sales and marketing activities for Right. During 2000, Mr. Greenway’s responsibilities expanded to Group Executive Vice President for the Western U.S. region. In 2002, Mr. Greenway was appointed to lead Right’s Global Response Team, in addition to his responsibilities as Group Executive Vice President. In 2003, Mr. Greenway assumed the position of Executive Vice President, Sales for Right’s global operation.

Mr. Miller served as a Vice President, Senior Vice President and then President of Nutri/System, Inc. from February 1988 to October 1994, where he held profit and loss responsibility for locations throughout the United States. From November 1997 to May 2000, Mr. Miller was the Chairman and Chief Executive Officer of Signature Plastic Surgery, Inc., a venture capital backed health care services company. Mr. Miller was also the founder and President of The Foxboro Group where he did general business consulting for firms primarily in the franchising industry from September 1994 to October 1997. Mr. Miller joined the Company in June 2000 and currently serves as Group Executive Vice President for the Americas. Mr. Miller obtained a Bachelor’s Degree in Business Administration from the University of Michigan where his studies concentrated on corporate strategy, marketing and finance.

Dr. Holland was with Accenture, formerly Andersen Consulting, from 1996 to June 1999. Dr. Holland was the Associate Partner responsible for global human resource operations for their Information Technology and Business Process Outsourcing business, which had 10,000 employees and over 200 outsourcing units worldwide. Dr. Holland was responsible for establishing a worldwide human resource organization focused on delivering greater client value and aligning human resource processes, career development models and executive coaching programs. Prior to his position with Accenture, Dr. Holland held the senior human resource executive position with a large financial institution, a prominent University and a large investment advisory business. Dr. Holland joined the Company in June 1999 in the role of Group Executive Vice President of the North Central Group. Effective January 1, 2000, Dr. Holland expanded his responsibility to include the Canadian region. In 2003, Dr. Holland became Group Executive Vice President, Central and Western U.S. He holds three degrees, a B.A., M.A. and Ph.D, all from Michigan State University and he has published several works on conflict resolution and career development.

Mr. McRae joined the Company in April 2002 as Group Executive Vice President for Europe, following the acquisition of Coutts where he had previously been Group Chief Executive, and presently serves as Executive Vice President for Europe and Asia Pacific. Prior to Coutts, Mr. McRae was Group Finance Director from 1989 to April 1995 for Aspen Communications plc, a UK publicly traded marketing services company with operations across the world. Mr McRae is a qualified Chartered Accountant and a graduate of the University of Wales, Swansea.

Mr. Davies was the Managing Director at Moore Business Systems in Australia from 1995 until February 1998. Moore Business Systems, which was a division of Moore Corporation located in the U.S., was primarily engaged in printing services and print management. In July 1998, Mr. Davies joined Right Management Consultants Holdings, Pty. Ltd., formerly Right D & A, Pty. Ltd., as the State Director for the Melbourne office. Since

September 1999, Mr. Davies served initially as Director of Operations and subsequently as Managing Director for the entire Asia-Pacific network of offices within the Company. Effective March 2000, Mr. Davies was elected by the Board of Directors as Group Executive Vice President of the Asia-Pacific region.

Mr. Miyaki is the President and Chief Operating Officer of Right Japan, a position he has held since October 1, 2002. Before joining Right Japan, he was a Vice President at A.T. Kearney, a consulting firm, for six years, where he focused on business strategy, mergers and acquisitions and post merger integration. Mr. Miyaki also conducted various other assignments including overseas projects. In addition, Mr. Miyaki served as the Managing Director of A.T. Kearney Korea and the head of the North Asia Operation Practice. He holds a Bachelor of Commerce degree from Hitotsubashi University.

Section 16(a) Beneficial Ownership Reporting Compliance

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2002, two reports on Form 3, Initial Statement of Beneficial Ownership, were filed untimely by Mr. Johnson and Mr. Miyaki, reporting no beneficial ownership and 34 reports on Form 4 of changes of ownership by 19 executive officers and directors were not timely filed. All late filings of reports on Form 4 of changes of ownership relate to purchases of shares of Common Stock through the Company’s employee benefit plans or the grant of stock options. Mr. Greenway, Mr. Holland and Mr. Miller, each of whom is an executive vice president of the Company, each had five transactions untimely filed for the direct purchase of shares through the Company’s Employee Stock Purchase Plan. The reports of grant of stock options were untimely filed by Mr. Bohs, Mr. Boole, Mr. Bourbeau, Mr. Davies, Mr. Franklin, Mr. Gavin, Mr. Greenway, Mr. Holland, Ms. Maddox, Mr. Mallon, Mr. Mark, Mr. McCusker, Mr. McRae, Mr. Miller, Mr. Pierce-Cooke, Mr. Pinola, Ms. Selleck, and Mr. Uezumi. Mr. Franklin also had an untimely filing for a purchase of shares. Mr. Bourbeau, Mr. Franklin, Ms. Maddox and Ms. Selleck are Directors of the Company. The other individuals noted are executive officers of the Company. Reports of these transactions were required to be filed on an annual basis following December 31 each year until August 29, 2002 when this requirement was accelerated to two business days following such acquisitions or grants of stock options. In February 2003, the Company implemented procedures to meet the accelerated reporting requirements.

Certain Relationships and Related Transactions

Midwest Reemployment Associates, Inc., (“Midwest”), the franchise business owned by Mr. Bourbeau, received approximately $2,216,000 and $1,675,000 in fees from Right during 2002 and 2001, respectively, for services performed on the Company’s behalf. Midwest incurred approximately $4,530,000 and $2,783,000 in royalties and fees payable to Right for services performed during 2002 and 2001, respectively, on behalf of Midwest, including payments for reimbursable expenses and materials purchased from Right by Midwest. The fees paid and received by Midwest were in accordance with the Company’s standard fee and royalty arrangement with all of Right’s franchisees under an Affiliate Agreement with Midwest.

In accordance with two separate consulting agreements, one for Mr. Smith and one for Mr. Evans, each effective January 1, 2001, Right paid Mr. Smith approximately $120,000 in both 2002 and 2001 and paid Mr. Evans approximately $37,500 in 2002 and $75,000 in 2001 for the consulting services they provided to the Company during those periods. In connection with these consulting agreements, Mr. Smith and Mr. Evans were provided with the usage of an automobile or an automobile allowance. In addition, for their outstanding performance and numerous years of service to the Board of Directors, both Mr. Smith and Mr. Evans’ stock options were extended beyond their retirement. The Company recognized $100,000 in compensation expense in 2001 related to these extended stock options. Also, Mr. Smith was awarded a $50,000 performance bonus in each of 2002 and 2001.

On March 22, 2002, the Company purchased all of the shares of Atlas Group Holdings Limited (“Atlas”), the parent company of Coutts, of which Mr. Johnson was Chairman of the Board of Directors and a partial owner. Andrew McRae, the Company’s Group Executive Vice President of Europe, was also a partial owner of Coutts. Coutts was a London based career transition and organizational consulting firm with operations in Europe, Japan and Canada. This acquisition was valued at approximately $118,129,000, including the costs of the transaction. The consideration consisted of a combination of cash, purchase price notes and funds Right supplied to repay existing indebtedness of Atlas. The total of the cash and purchase price notes payable to the shareholders of Coutts was approximately $59,240,000, of which Mr. Johnson and Mr. McRae each received $1,935,000. Mr. Johnson’s consideration was payable to him as approximately $61,000 in cash and approximately $1,874,000 in a purchase price note. Mr. Johnson called on the total amount of his note in October 2002 and the Company paid to him approximately $2,039,000, including principal and interest and net of tax. Mr. McRae’s consideration was payable to him as approximately $209,000 in cash and approximately $1,726,000 in a purchase price note.

In addition to the purchase price payable to Stephen Johnson and the amount paid to him by the Company upon redemption of his note, Mr. Johnson was employed by the Company from March 22, 2002 through September 2002, at which point he entered into a part-time consulting agreement with the Company. For the consulting services provided by Mr. Johnson to the Company during the fourth quarter of 2002, the Company paid him approximately $24,000. Per this consulting arrangement, Mr. Johnson was provided with a car allowance.

Board Meetings and Committees

The Board of Directors has four standing committees, including the Audit Committee, the Compensation Committee, the Executive Committee and the Nominating/Corporate Governance Committee.

Compensation Committee. This Committee’s duties involve reviewing proposals made by the Chief Executive Officer to grant stock options, evaluating the rationale and expected contributions of the grantees to Right’s future results, ensuring that compensation is at market levels and is supportive of Right’s overall goals and objectives, and determining whether to approve stock option grants with any modifications it deems appropriate. This Committee is also responsible for remuneration agreements with the Chief Executive Officer and the President/Chief Operating Officer. Ms. Selleck serves as Chair of this Committee.

Audit Committee. The Committee’s principal function is to oversee the Company’s annual audit and financial reporting. Ms. Maddox serves as Chair of this Committee.

Executive Committee. This Committee is available to meet when necessary at any time and has the power of the Board of Directors in between the scheduled Board meetings. Mr. Pinola serves as Chair of this Committee.

Nominating/Corporate Governance Committee. This Committee recommends to the Board of Directors nominees for election or re-election as director at the next Annual Meeting of Shareholders or for vacancies arising within the Board of Directors. The Nominating Committee will consider nominees recommended by shareholders, which should be submitted in writing to the Nominating Committee. The Nominating Committee is under no obligation to recommend any persons identified by shareholders as nominees to the Board of Directors. Mr. Louchheim is Chair of this Committee.

During 2002, the Board of Directors met five times, one of which was a special meeting, the Compensation Committee met four times, one of which was a special meeting, the Audit Committee met three times, and the Nominating/Corporate Governance Committee met once. The Executive Committee did not meet during 2002. All members of the Board attended each meeting of the Board, except that Messrs. Evans, Davidson and Franklin each attended four of the five meetings, and Mr. Johnson attended all four meetings held following his election to the Board in May 2002. All committee meetings had full attendance of committee members.

Summary Compensation Table

The following table summarizes the compensation of the Chief Executive Officer and the four other most highly compensated executive officers for 2002 (“named officers”), as well as the compensation paid to each such individual for 2000 and 2001. Numbers of shares underlying stock options reflect stock splits since the date of grant.

	Annual Compensation			Long-Term Compensation
Name	Year	Salary	Bonus	Common Stock Underlying Options	All Other Compensation(1)
Richard J. Pinola Chairman of the Board and CEO	2002 2001 2000	$580,000 580,000 530,000	$3,203,464 3,590,087 265,000	75,000 262,502 —	$458,114 390,699 68,278

John J. Gavin President and COO	2002 2001 2000	$385,000 385,000 350,000	$1,617,243 1,540,934 140,000	37,500 150,002 337,500	$218,548 172,087 29,747

James E. Greenway EVP Global Response Team and Western U.S. Group	2002 2001 2000	$250,000 250,000 220,000	$820,240 965,291 77,000	15,000 22,500 84,375	$63,033 45,535 2,625

Christopher Pierce-Cooke EVP Consulting	2002 2001 2000	$250,000 250,000 200,000	$820,240 482,646 100,918	15,000 22,500 84,375	$39,000 13,500 —

G. Lee Bohs(2) EVP Corporate Development	2002 2001 2000	$241,57 — —	$820,240 — —	37,500 — —	$41,253 — —

(1)	Includes amounts paid, payable or accrued in connection with retirement. Such amounts consist of contributions and allocations relating to qualified and non-qualified defined contribution plans, excluding the Supplemental Executive Retirement Plan effective on January 1, 2000. Matching contributions to the Company’s qualified 401(k) savings plan and the non-qualified deferred compensation plan vest at a rate of 33 1/3% per year from the date of hire. Contributions to the supplemental non-qualified plans vest according to the terms in each officer’s respective employment agreement. See “Employment Agreements and Change in Control Agreements.” During fiscal 2002, the Company’s matching contributions to the named officers aggregated $16,500 to the qualified 401(k) savings plan and $458,855 to the non-qualified deferred compensation plan. In addition, during fiscal 2002, the Company’s contributions to the supplemental non-qualified plans for Mr. Pinola and Mr. Gavin aggregated $344,593.
(2)	Mr. Bohs worked for the Company for the period of January 1987 to September 1999. He left the Company to pursue other opportunities in 1999 and re-joined the Company in mid-January 2002. His salary above for 2002 represents a pro-rated amount.

Stock Option Grants

The table below shows option grants made in 2002 to the named officers.

	Individual Grants
Name	Number of Shares Underlying Options Granted in 2002(1)	% of Total Options Granted to Employees in 2002	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
					5%	10%
Richard J. Pinola	37,500	4.6%	$14.11	7/24/2012	$744,277	$2,412,766
	37,500	4.6%	$12.94	10/22/2012	$682,562	$2,212,700
John J. Gavin	18,750	2.3%	$14.11	7/24/2012	$372,139	$1,206,383
	18,750	2.3%	$12.94	10/22/2012	$341,281	$1,106,350
James E. Greenway	7,500	0.9%	$14.11	7/24/2012	$148,855	$482,553
	7,500	0.9%	$12.94	10/22/2012	$136,512	$442,540
Christopher Pierce-Cooke	7,500	0.9%	$14.11	7/24/2012	$148,855	$482,553
	7,500	0.9%	$12.94	10/22/2012	$136,512	$442,540
G. Lee Bohs	22,500	2.8%	$10.76	1/3/2012	$340,543	$1,103,956
	7,500	0.9%	$14.11	7/24/2012	$148,855	$482,553
	7,500	0.9%	$12.94	10/22/2012	$136,512	$442,540

(1)	The grants detailed above were made on January 4, 2002, July 25, 2002 and October 23, 2002 in connection with achieving Right’s earnings per share targets, and for Mr. Bohs, to begin his employment with the Company. The first one-third of each grant becomes exercisable one year from the date the grant was made. All options vest on a cumulative basis, one-third each year. These options were granted at an exercise price equal to the closing price of the Common Stock as of the date of grant. If a change in control (as defined in the 1993 Stock Incentive Plan pursuant to which the options were granted) were to occur before the expiration date, these options would vest and become exercisable immediately. See “The Transaction—Interests of Right’s Directors and Officers in the Transaction” in the Prospectus, which is incorporated herein by reference.
(2)	The potential realizable values are based on an assumption that the stock price of Common Stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting within a three year period. These amounts are calculated based on the assumptions required to be used by the SEC and do not reflect the Company’s estimate of future stock price growth of Common Stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The table below shows information concerning the exercise of stock options during 2002 by each of the named officers and the year-end value of the in-the-money unexercised options.

			Number of Securities Underlying Unexercised Options at 12/31/02		Value of Unexercised In-the- Money Options at 12/31/02 (1)
	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Non-Exercisable	Exercisable	Non-Exercisable
Richard J. Pinola	—	—	1,703,200	250,001	$14,589,594	$96,750
John J. Gavin	—	—	126,876	437,501	937,744	3,517,875
James E. Greenway	15,188	$177,510	18,750	114,375	122,063	886,752
Christopher Pierce-Cooke	11,188	$121,244	24,438	114,375	164,096	886,725
G. Lee Bohs	—	—	—	37,500	—	56,025

(1)	Based on the closing price ($13.25) on the NYSE on December 31, 2002.

Retirement Compensation

In addition to the Company’s defined contribution savings plan under Section 401(k)of the Internal Revenue Code and its non-qualified deferred compensation plan for certain employees, effective January 1, 2000, the Board of Directors approved a non-qualified Supplemental Executive Retirement Plan for executive officers and other key employees. The purpose of this plan is to provide supplemental income benefits to plan participants or their survivors upon participants’ retirement or death. This plan was amended effective January 1, 2002, to change the defined percentage of the average final compensation for benefits payable to Mr. Pinola and Mr. Gavin and to change the number of years of service for participants in the plan, with the exception of Mr. Pinola and Mr. Gavin.

The following tables set forth the estimated aggregate annual benefits payable under the Company’s Supplemental Executive Retirement Plan, to persons in specified average final compensation and credited service classifications upon retirement at age 65. The first table relates to Mr. Pinola, and Mr. Gavin, whose benefits payable are 50% of their average final compensation, and are not service-related, except for vesting purposes. The second table relates to all other participants whose benefits payable are 20% of their average final compensation after ten years of service, and a pro-rata reduction for total service less than ten years, as well as for future service less than five years. Amounts shown in these tables do not include deductions for U.S. Social Security benefits per terms of this plan.

Average Final Compensation	Estimated Aggregate Annual Retirement Benefit Assuming Credited Service of:
	15 Years	20 Years	25 Years	30 Years	35 Years
$335,000	$167,500	$167,500	$167,500	$167,500	$167,500
385,000	192,500	192,500	192,500	192,500	192,500
435,000	217,500	217,500	217,500	217,500	217,500
485,000	242,500	242,500	242,500	242,500	242,500
535,000	267,500	267,500	267,500	267,500	267,500
585,000	292,500	292,500	292,500	292,500	292,500
635,000	317,500	317,500	317,500	317,500	317,500
685,000	342,500	342,500	342,500	342,500	342,500

The rounded number of years of credited service for Mr. Pinola and Mr. Gavin are 12 and 7, respectively.

	Estimated Aggregate Annual Retirement Benefit Assuming Credited Service of:
Average Final Compensation	15 Years	20 Years	25 Years	30 Years	35 Years
$150,000	$30,000	$30,000	$30,000	$30,000	$30,000
200,000	40,000	40,000	40,000	40,000	40,000
250,000	50,000	50,000	50,000	50,000	50,000
300,000	60,000	60,000	60,000	60,000	60,000
350,000	70,000	70,000	70,000	70,000	70,000
400,000	80,000	80,000	80,000	80,000	80,000
450,000	90,000	90,000	90,000	90,000	90,000
500,000	100,000	100,000	100,000	100,000	100,000
550,000	110,000	110,000	110,000	110,000	110,000
600,000	120,000	120,000	120,000	120,000	120,000

The rounded number of years of credited service for Mr. Greenway, Mr. Pierce-Cooke and Mr. Bohs are 6, 4 and 11, respectively.

Compensation, for the purposes of determining retirement benefits, consists of a participant’s salary. This is the same salary as listed on the Summary Compensation Table above. Severance pay, contingent payments and other forms of special remuneration are excluded.

Average final compensation represents a defined percentage of an average of a participant’s three highest consecutive annual salaries for the participant’s credited service. Participants, with the exception of Mr. Pinola and Mr. Gavin, vest in their accrued retirement benefit ratably over five years’ service. Mr. Pinola’s and Mr. Gavin’s accrued retirement benefit vests at 5% for each year of service plus another 10% for each year of plan participation. The benefits shown in the table above are calculated based on a life annuity form of payment with a guaranteed minimum payment period of ten years.

Director Compensation

For 2002, the Company paid all directors who were not officers or employees $17,000 per year as a director’s fee, plus $750 for each Board of Directors meeting attended and $750 for each Committee meeting attended plus reasonable out-of-pocket expenses for attending such meetings. The Company also paid the Audit Committee Chair and the Compensation Committee Chair $1,500 and $2,500, respectively, per year.

In addition, pursuant to the Company’s Directors Stock Option Plan, each director who was never an officer or employee received a grant of 7,500 options on December 31, 2002. The first one-third of such options becomes exercisable on December 31, 2003. The options vest on a cumulative basis, one-third each year, and they expire on December 30, 2012. These options were granted at an exercise price equal to the closing price of Common Stock on the New York Stock Exchange as of the date of grant of $13.25.

Directors who have served as an officer, but who were no longer employed with the Company during 2002, received a grant of 7,500 options on January 2, 2003 under the Company’s 1993 Stock Incentive Plan. The first one-third of such options becomes exercisable on January 2, 2004. The options vest on a cumulative basis, one-third each year, and they expire on January 1, 2013. These options were granted at an exercise price equal to the closing price of Common Stock on the New York Stock Exchange as of the date of grant of $12.65.

For grants under the Directors Stock Option Plan beginning in 2003, the number of shares subject to option has been reduced to 2,500 consistent with a general reduction in the number of shares to be subject to options awarded to employees beginning in 2003, as described in the Report of the Compensation Committee set forth later in this Information Statement. Similarly, the opportunity for stock options for Directors who served as officers for 2003 has been reduced to 2,500 shares. Also, to reflect increased responsibilities of the directors in the current regulatory environment and to align the approach to compensation of the Company’s Directors with its executive employees, the Company increased the retainer for Directors, so that as of January 1, 2003, the compensation of Directors who are not and never were employees is as follows:

Annual Retainer:	$42,000

Attendance Fees:	$1,000 for each Board meeting $750 for each committee meeting Expenses related to attendance

Committee Chairman Additional Retainer	$5,000

Stock Options	2,500 shares annually, with an exercise price equal to the fair market value of the Company’s common stock on the date of grant, expiring 10 years from the date of grant

Directors who are now or were employees of the Company receive no fees for their service as Directors.

Employment and Change in Control Agreements

Effective January 1, 2002, the Company entered into a second amendment to Mr. Pinola’s Employment Agreement dated December 12, 1995. The term of Mr. Pinola’s employment was extended for three years from January 1, 2002 to December 31, 2004, and his base salary was increased to $580,000 per year. For the year commenced January 1, 2003, the Compensation Committee has set Mr. Pinola’s base salary at $830,000, reflecting Mr. Pinola’s contribution to the Company’s exceptional performance during 2001 and 2002, and reflecting the change in approach to compensation for 2003 described in the Report of the Compensation Committee set forth later in this Information Statement.

Under Mr. Pinola’s amended agreement, the Company will pay to Mr. Pinola annually as incentive compensation a cash bonus based on Right’s financial performance for that year in such amounts, as are determined by the Company’s Board of Directors or its Compensation Committee. Mr. Pinola is also entitled to participate in any profit sharing, retirement plans and insurance programs made available to certain other employees.

The amended agreement also entitles Mr. Pinola to participate in a supplemental compensation plan to which 5% of his compensation, including base salary and bonuses, is credited yearly. Mr. Pinola’s supplemental compensation account balance vests at the rate of 10% per year, beginning at age 47. The account balance is payable as a life annuity (based on specified mortality tables) in equal monthly installments with interest on the unpaid balance upon his termination of service with the Company (except for death or if he is discharged for cause) on or after age 62, subject to earlier payment in the event of death or disability prior to termination of service, termination by the Company without cause and under certain circumstances relating to a change in control. In the event there is a change in control, the Company shall establish a trust and shall, from time to time, transfer into the trust sufficient assets to meet Right’s obligation to pay the supplemental compensation benefits to Mr. Pinola and his beneficiaries. Also, if Mr. Pinola’s employment is terminated within two years after the change in control, he shall be entitled to begin receiving the supplemental compensation benefits as if he had reached his normal retirement date prior to termination.

Mr. Pinola’s amended employment agreement is renewable for successive one year terms beginning January 1, 2005 unless either party gives written notice of non-renewal to the other at least 120 days prior to the expiration of the term. Mr. Pinola’s employment will not be renewed under this agreement on or after December 31 of the calendar year in which he reaches age 65. If Mr. Pinola’s employment is terminated without cause, his employment is not renewed at the end of the term of his employment agreement, or if Mr. Pinola terminates his employment as a result of various reasons specified in the agreement, he will be entitled to severance compensation equal to the greater of $580,000 or his total salary and cash bonus paid during the 12 month period immediately preceding the termination. This amount will be payable over the longer of the remaining term of the agreement or 12 months from the date of termination. Upon certain changes in control (as defined in the agreement), Mr. Pinola may, upon written notice to the Company within 60 days thereafter, elect to either (a) continue his employment for a period equal to the greater of the current term or a period which expires two years after the date of the change in control or (b) terminate this employment and receive severance compensation. In either case, the annual compensation payable to him shall not be less than the greater of the total amount of the base salary and cash bonus paid to him during the 12 months immediately preceding the change in control or $580,000.

Effective January 1, 2002, the Company entered into an amendment to Mr. Gavin’s Employment Agreement, dated January 1, 1999. The terms of Mr. Gavin’s agreement are similar to those of Mr. Pinola’s, except that Mr. Gavin’s base salary per year will be $385,000, and any component of his compensation determined by his base salary is based upon $385,000. For the year commenced January 1, 2003, the Compensation Committee has set Mr. Gavin’s base salary at $525,000. Mr. Gavin is also entitled to participate in a supplemental compensation plan with similar terms as outlined above for Mr. Pinola.

To assist in retaining key members of the Company’s management, the Board of Directors adopted in February 1997 a policy to provide for the potential payment of severance to all Executive Vice Presidents in the event of a change in control. Under this policy, the Executive Vice Presidents would be entitled to a severance payment payable over two years if their employment was involuntarily terminated within eighteen months of a change in control. The total amount payable annually would not be less than the greater of: (1) the total amount of base salary and incentive payments paid during the calendar year immediately preceding the change in control; or (2) the annualized amount of the Executive Vice President’s then current salary as of the date of the change of control if the respective Executive Vice President did not work the full calendar year immediately preceding the change in control. Under this policy, a change in control includes the sale of a controlling interest in the Company’s Common Stock, the sale of all or substantially all assets, or a merger or consolidation where the surviving entity is not controlled by present management.

During 2002, to implement the foregoing policy, Right entered into Change of Control Agreements with each Executive Vice President providing that, upon an involuntary termination within 18 months following a change in control (as those terms are defined in the Change in Control Agreements), the Executive Vice President would be entitled to a lump sum payment equal to two times the greater of (i) the executive’s average base salary and bonus paid for the three years preceding the termination, or (ii) the executive’s base salary and bonus for the fiscal year preceding the termination. In addition to such lump sum payment, a terminated Executive Vice President would be entitled to two years’ of continued insurance benefits, a pro-rata bonus for the year of termination and outplacement assistance. In addition, the Company also entered into Change of Control Agreements with the Chief Executive and Chief Operating Officers on terms comparable to those in their employment agreements, as described above. See “The Transaction—Interests of Right’s Directors and Officers in the Transaction” in the Prospectus.

Compensation Committee Interlocks and Insider Participation

Mr. Pinola, Chief Executive Officer and Chairman, makes general recommendations to and reviews with the Compensation Committee the compensation of executive officers, other than his own. This information is carefully considered by the Committee. Except for this process, during 2002, there were no interlocking relationships between any of Right’s executive officers and any entity whose directors or executive officers serve on the Board of Directors’ Compensation Committee, nor did any current or past officers serve on the Compensation Committee. Except as discussed in the section “Certain Relationships and Related Party Transactions” with respect to the transactions with Midwest, the franchise owned by Mr. Bourbeau, and with respect to the consulting agreements made with Mr. Smith, Mr. Johnson and Mr. Evans, and with respect to the purchase of Coutts, of which Mr. Johnson was Chairman of the Board of Directors and partial owner, no member of any Committee of the Board of Directors in 2002 had any relationship with the Company other than as a director and member of such Committee.

Report of the Compensation Committee of the Board

Compensation Philosophy

This report reflects our compensation philosophy as adopted by this Committee and endorsed by the Board of Directors. The Company’s executive compensation programs are intended to provide executives and managing principals with competitive market salaries and the opportunity to earn incentive compensation related to performance expectations identified by management and approved by the Board of Directors. The broad objectives of our executive compensation program, are to:

(1) Support and reinforce the Company’s business strategy and link pay to shareholder value;

(2) Align compensation with the goals and key performance measures of the business;

(3) Attract and retain high quality executives and managing principals; and

(4) Reward such employees for superior performance, as measured by financial results and key strategic achievements.

A significant portion of executive pay is variable, uncapped, and is tied to improvement in earnings per share (EPS) and, in the case of group executives and regional managing principals, to their region’s and group’s operating performance. This policy reflects management’s belief that continuous improvement in EPS and growth in group revenue and operating income directly contributes toward creating shareholder value through the potential of increasing Right’s stock price.

Pay Positioning

This Committee’s executive compensation program is constructed to provide an opportunity for compensation, through the three components described below (base salaries, annual incentive compensation and long-term incentives). Competitive levels of pay for purposes of compensation comparison are provided periodically by our staff and by compensation consultants’ published surveys, outside consulting firms and by the review of comparable public companies’ executive compensation disclosures in their annual proxy statements. The primary companies used in the compensation comparison are other publicly held consulting and service firms, although privately-held professional services companies of similar size are also considered in determining pay level opportunity.

Pay Mix and Measurement For Executives

The compensation of executives currently includes base salary, annual incentive compensation and stock option awards. This Committee considers the total compensation of the Chief Executive Officer, the most highly compensated officers and the other executives in reviewing each element of compensation. In general, the proportion of an executive’s incentive compensation increases with the executive’s level of responsibility. Executives also receive an automobile or automobile allowance and various benefits, including life, medical, and disability insurance, similar to those generally available to all of the Company’s employees.

Changes for 2003. The stock option opportunities for all eligible employees for the year beginning January 1, 2003, have been set at the same level as for 2002 prior to the three-for-two stock split effected in October 2002, thereby effectively reducing the opportunity as a percentage of outstanding common shares. Also for 2003, the Committee adjusted the mix of base salary and stock option opportunity to reduce the number of shares of common stock to be awarded to executive level employees upon achievement of targets to approximately one-half the number of shares available in prior years. Both changes were done to reflect the consensus of senior management and the Committee that such general compensation trends in the United States supported this shift in approach. To compensate executive level employees for the reduction in option opportunity for 2003, the

Committee authorized a one-time adjustment in the base salaries of affected employees by adding to base salaries approximately one-half the value of the reduction in option opportunity.

Base Salaries

This Committee, based on management’s recommendations, seeks to set base salaries for executives at levels that are competitive for executives with comparable roles and responsibilities within other comparison companies. Right maintains an executive salary administration program which uses ongoing internal and periodic external comparisons to set salary ranges at or around the median levels of the comparison companies.

Individual executive salaries are reviewed annually. Annual salary adjustments are determined by a subjective evaluation of: (1) the position’s responsibilities, (2) competitive market rates, (3) strategic importance of the position, and (4) individual performance and contributions. The annual salaries for executives (other than the CEO and the President/COO whose salaries are evaluated by the Committee with the Board of Directors) are approved by this Committee following a review with the CEO and Chief Operating Officer.

Annual Incentive Compensation

This Committee administers an annual cash incentive plan for executives. The annual cash incentive plan reflects our belief that executives’ contributions to shareholder value come from maximizing earnings and the annual incentive payments to executives are made upon the achievement of annual corporate financial objectives (expressed as a post-incentive EPS goal) that reflect targeted annual growth. Individual award targets are established at the beginning of the year and are based on an individual’s position and contribution to Right’s results. Awards are increased or decreased for achievement that is above or below target levels. The Company exceeded its 2002 EPS target by 40% which resulted in corporate executive officers receiving incentive awards higher than their target amount. In addition, each executive is measured annually against qualitative criteria selected to provide incentives for performance towards strategic initiatives. Achievement or failure to achieve these criteria as recommended by the Company’s CEO and COO may increase or decrease the individual’s annual incentive amount by up to 20%. The Board of Directors and the Committee review similar criteria for the Company’s CEO and COO with the ability to increase or decrease the individual’s annual incentive compensation by up to 20% for achievement or failure to achieve these goals. No discretionary adjustment has ever been made to incentive pay for any executive.

In addition to the incentive to achieve the EPS goal, certain executives and managing principals responsible for team region and/or group performance are rewarded in part based on the achievement of regional and/or group revenue and income targets. No awards are made unless a threshold regional and/or group revenue and income target levels are achieved that generally reflect significant growth over the prior year.

Long-Term Incentives

We provide executives with the opportunity to earn annual stock options in order to retain and motivate them to improve long-term stock values. Annual grants of stock options are made to executives based on a market analysis of long-term incentive levels within a peer group of companies. The annual grants are intended to reflect the individuals’ respective responsibilities, as well as the actual and expected contribution of the individuals to Right’s long-term success.

Stock options are granted to employees only if the Company achieve its annual EPS target. In order for group executives and regional managing principals to receive stock options, their group must also achieve its operating income target for the preceding year. Grants vest in equal amounts over a three-year period and are exercisable over a ten-year period. This Committee reviews and establishes the grants for all executive officers.

Since the Company exceeded its EPS target for 2002 and each group met their respective income targets, accordingly, stock options were granted to all eligible employees, including managing principals.

Retirement Compensation

The intent of this Committee’s retirement compensation policy is to provide employees and executives with certain tax-qualified retirement benefits. The Company maintains a defined contribution savings plan available to substantially all employees, including executives, under Section 401(k) of the Internal Revenue Code. Under this plan, the Company contributes 25% of the participating employee’s contribution. Employee contributions are generally limited to 10% of their compensation, subject to Internal Revenue Code limitations. We also provide discretionary contributions if the Company meets or exceeds the EPS target. A discretionary contribution of an additional 12.5% of the participating employee’s contribution was made for 2002 as the Company exceeded its EPS target.

In addition, the Company provides a non-qualified salary savings plan to eligible employees to help them save for retirement. Under the plan, participants may contribute an elected percentage of their annual cash compensation. Effective August 2001, we amended the plan to provide that the Company will contribute 25% of the participating employee’s contribution. Similar to the Company’s defined contribution 401(k) savings plan, we also provide discretionary contributions under this non-qualified savings plan if the Company meets or exceeds its EPS target. A discretionary contribution of an additional 12.5% of the participating employee’s contribution was made for 2002 as the Company exceeded its EPS target.

Effective January 1, 2000, the Board of Directors approved a non-qualified Supplemental Executive Retirement Plan for executive officers and other key employees for the purpose of providing supplemental income benefits to plan participants or their survivors upon participants’ retirement or death. The Company has purchased company-owned life insurance policies for its benefit on the lives of certain participants estimated to be sufficient to recover, over time, the full cost of the benefits provided plus the cost of insurance.

The Company also has non-qualified supplemental deferred compensation plans for Mr. Pinola, Mr. Smith and Mr. Gavin. Upon his retirement and effective January 1, 2001, Mr. Smith began receiving payments in accordance with this plan. The details of this plan for Mr. Pinola and Mr. Gavin were described under the section “Employment and Change in Control Agreements” previously mentioned in this Information Statement.

Section 162 (m)

Section 162(m) of the Internal Revenue Code generally imposes a $1,000,000 limit on the deductibility of certain compensation that it pays to certain executive officers unless certain requirements are met. Compensation attributable to options granted under the various stock option plans currently in effect is expected to qualify for deductibility. This Committee monitors the effect of this section on the deductibility of such compensation and intends to optimize the deductibility of such compensation to the extent deductibility is consistent with the objectives of the executive compensation program. This Committee, however, intends to weigh the benefits of full deductibility with the objectives of the executive compensation program and, if this Committee believes to do so is in the Company’s best interests and the interests of its shareholders, it will make compensation arrangements that may not be fully deductible due to this section.

During 2002, the provisions of this law will result in a portion of the incentive compensation paid to the Company’s five highest paid executives for 2002 to be non-deductible. The Committee believes the compensation to these individuals reflects its policies as stated in this report. The Committee also notes that the Company’s 2002 Operating Plan provided for cash compensation for each of these individuals to be under the limits imposed by Section 162 (m), except in the case of Mr. Pinola where cash compensation at target was scheduled to be approximately at the limits imposed by Section 162(m). The variable cash compensation for 2002 reflected the fact that the actual EPS for 2002 exceeded the target EPS by 40%. In general, bonuses for all employees, all of which are performance based, also reflected the exceptional results for 2002. For 2003, only Mr. Pinola’s base salary and cash bonus at target would exceed the limits imposed by Section 162(m). Payment of this amount to Mr. Pinola, or amounts exceeding the limits of Section 162(m) to other executives will occur only if the Company’s actual 2003 EPS exceeds certain targeted amounts.

Chief Executive Officer Compensation

The principles guiding compensation for the Company’s Chief Executive Officer are substantially the same as those set forth for other executives as previously described in this report. During 2002, the most highly compensated officer was Richard J. Pinola, Chairman of the Board and CEO. Mr. Pinola’s performance was reviewed by the Committee which made recommendations to the Board regarding his annual cash compensation (salary plus annual incentive) and approved his long-term incentive awards.

In accordance with Mr. Pinola’s Employment Agreement noted previously in this report, Mr. Pinola’s annual base salary during 2002 was $580,000. Mr. Pinola received additional compensation based on the Company’s final 2002 results. Mr. Pinola’s base salary for 2003 is $830,000.

Compensation Committee

Catherine Y. Selleck, Chair

Rebecca J. Maddox

Oliver S. Franklin

Stock Performance Graph

The line graph set forth below compares for the period December 31, 1997 through December 31, 2002, the cumulative return on Common Stock based on the market price of the Common Shares, with the cumulative return (assuming dividend reinvestment) of common stock listed on the Russell 2000 Index, and the common stock issued by companies with SIC Code: 8742, Management Consulting Services Index. The SIC Code Index was selected primarily because it is representative of the Company’s professional service business and the Russell 2000 Index was selected because it represents a comparable market capitalization. The Company believes the SIC Code Index and the Russell 2000 Index compare effectively with Right based on the selection criteria mentioned above.

ANNEX B

UBS Securities LLC 1999 Avenue of the Stars Los Angeles, California 90067 310-566-6700

December 10, 2003

The Special Committee of the Board of Directors

The Board of Directors

Right Management Consultants, Inc.

1818 Market Street, 33rd Floor

Philadelphia, PA 19103

Dear Members of the Special Committee and of the Board of Directors:

We understand that Right Management Consultants, Inc., a Pennsylvania corporation (“Right” or the “Company”), is considering a transaction whereby Manpower Inc., a Wisconsin corporation (“Manpower”), will acquire the Company. Pursuant to the terms of the draft Agreement and Plan of Merger (the “Agreement”), (i) a wholly-owned subsidiary of Manpower (“Merger Sub”) will commence an exchange offer (the “Offer”) to exchange each share of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), for that number of shares of common stock of Manpower, par value $.01 per share (“Manpower Common Stock”), equal to $18.75 divided by the average of the average daily high and low sale price per share of Manpower Common Stock on the New York Stock Exchange for the ten trading days ending on and including the second trading day preceding the acceptance for payment of shares of Company Common Stock pursuant to the Offer (the “Average Trading Price”) (such consideration, the “Consideration”) and (ii) the Offer will be followed by a merger (the “Merger”) of the Merger Sub with and into the Company in which the shares of Company Common Stock not exchanged in the Offer will be converted into the right to receive the Consideration (collectively, the “Transaction”). The number of shares of Manpower Common Stock to be issued in the Transaction is subject to adjustment as set forth in the Agreement; provided that if the Average Trading Price of Manpower Common Stock is less than $37.80 per share, then Manpower has the option, but not the obligation, to issue an additional number of shares of Manpower Common Stock to holders of Company Common Stock, and if Manpower does not exercise such option, the Company has the right to terminate the Agreement. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of the Company Common Stock of the Consideration to be received by such holders of the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Special Committee of the Company in connection with the Transaction and will receive a fee upon the consummation thereof. UBS will also receive a fee upon delivery of this opinion. In the past, UBS and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, UBS, its successors and affiliates may trade securities of the Company and Manpower for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their shares for exchange in the Offer or how such shareholder should vote with respect to the Merger, if such vote should be required. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of

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UBS Securities LLC

the Agreement or the form of the Transaction. We express no opinion as to what the value of Manpower Common Stock will be when issued in the Transaction or the price at which it will trade in the future. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft that we have examined, and that Manpower and the Company will comply with all the material terms of the Agreement.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Manpower, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iii) reviewed publicly available financial and other information relating to the business and financial prospects of Manpower, including estimates and financial forecasts contained in a publicly available Wall Street research report on Manpower which was provided to us by Manpower, (iv) conducted discussions with members of the senior management of the Company and Manpower concerning the business and financial prospects of the Company and Manpower, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be comparable in certain respects to those of the Company and Manpower, (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant,

(vii) considered certain pro forma effects of the Transaction on Manpower’s financial statements, (viii) reviewed the Agreement, and (ix) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Manpower, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates for the Company referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. With respect to the financial forecasts and estimates for Manpower referred to above, we have assumed, at your direction, that they have been reasonably prepared and reflect reasonable estimates and judgments as to the future performance of Manpower. You have advised us that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without material adverse effect on the Company, Manpower or the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date thereof, the Consideration to be received by the holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/    UBS Securities LLC

UBS SECURITIES LLC

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ANNEX C

December 10, 2003

The Special Committee of the Board of Directors

The Board of Directors

Right Management Consultants, Inc.

1818 Market Street 33rd Floor

Philadelphia, PA 19103

Members of the Special Committee and the Board of Directors:

The Special Committee of the Board of Directors (the “Special Committee”) and the Board of Directors (the “Board”) of Right Management Consultants, Inc. (the “Company”) have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company of the consideration to be received by such holders in the proposed Transaction (as defined below) between the Company and a wholly-owned subsidiary (“MergerSub”) of Manpower Inc. (“Manpower”). Pursuant to the Agreement and Plan of Merger, dated December 10, 2003 (the “Agreement”), among the Company, Manpower and MergerSub, MergerSub will commence an offer (the “Offer”) to exchange each share of Company Common Stock for that number of shares of common stock of Manpower, par value $0.01 per share (“Manpower Common Stock”), equal to $18.75 divided by the average of the average daily high and low sale price per share of Manpower Common Stock on the New York Stock Exchange for the ten trading days ending on and including the second trading day preceding the first acceptance for payment of shares of Company Common Stock pursuant to the Offer (the “Average Trading Price”) (such consideration, the “Consideration”); provided, however, that the number of shares of Manpower Common Stock to be issued in the Transaction is subject to the adjustment as set forth in the Agreement; provided, further, that if the Average Trading Price of Manpower Common Stock is less than $37.80 per share, then Manpower has the option, but not the obligation, to issue an additional number of shares of Manpower Common Stock to holders of Company Common Stock, and if Manpower does not exercise such option, the Company has the right to terminate the Agreement. Following consummation of the Offer, MergerSub will merge with and into the Company (the “Merger” and together with the Offer, the “Transaction”) and each outstanding share of Company Common Stock (other than shares of Company Common Stock held in treasury or owned by Manpower, MergerSub or their respective wholly-owned subsidiaries) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Manpower and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and Manpower with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and Manpower Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (iv) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the Special Committee and the Board and the management of the Company with respect to certain aspects of the Transaction, and with certain members of the respective managements of the Company and Manpower with respect to the past and current business operations of the Company and Manpower, the financial condition and future prospects and operations of the Company and Manpower, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Special Committee, the

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Board, the Company and Manpower or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analayses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration in the proposed Transaction and we express no opinion as to the underlying decision by the Company to engage in the Transaction. We express no opinion as to what the value of Manpower Common Stock will be when issued in the Transaction or the price at which it will trade in the future.

In addition, we were not requested to and did not provide advice to the Special Committee or the Board concerning the structure, the specific amount of the consideration, or certain other terms of the Offer or the Merger. We were not authorized by the Special Committee or the Board to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Transaction and related transactions. Consequently, no opinion is expressed whether any alternative transaction might produce consideration for the Company’s shareholders in an amount in excess of that contemplated in the Transaction.

We will receive a fee from the Company for the delivery of this opinion. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Manpower for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

This letter is provided to the Special Committee and the Board in connection with and for the purposes of their evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their shares for exchange in the Offer or how such shareholder should vote with respect to the Merger or any other matter, if such vote should be required. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any document that is required to be filed with the Securities and Exchange Commission and mailed by the Company to its shareholders in connection with the Transaction, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

/S/ J.P. MORGAN SECURITIES INC.

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